Disclosure Document
Relating to Merger
of
Royal Dutch Petroleum Company
(N.V. Koninklijke Nederlandsche Petroleum Maatschappij)
with
Shell Petroleum N.V.
an indirect subsidiary of Royal Dutch Shell plc

       The proposed merger of the Royal Dutch Petroleum Company (“Royal Dutch”) with Shell Petroleum N.V. (“Shell Petroleum”) in which holders of the outstanding ordinary shares of nominal (par) value of Euro 0.56 (€0.56) in the share capital of Royal Dutch (the “Royal Dutch Shares”), other than Royal Dutch Shell plc (“Royal Dutch Shell”), will receive cash (or in the case of eligible UK resident shareholders who so elect, exchangeable loan notes), is subject to the filing, dissemination and disclosure requirements of Rule 13e-3 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Through the transaction described herein, Royal Dutch Shell expects to own all of the interests in Royal Dutch and the existing minority holders of Royal Dutch Shares would be entitled to receive the Merger Consideration of €52.21 per share described herein. Royal Dutch Shell beneficially owns an aggregate of 2,038,380,043 Royal Dutch Shares, which represent approximately 98.5% of the Royal Dutch Shares outstanding.
      Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any securities commission of any state of the United States of America has approved or disapproved of this transaction or passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this document. Any representation to the contrary is a criminal offense.
      This Disclosure Document is not an offer to purchase loan notes, Royal Dutch Shell shares or Royal Dutch Shares. The loan notes, and the Royal Dutch Shell shares for which they may be exchanged, are only available to eligible UK resident shareholders who so elect and give appropriate representations. The loan notes and such Royal Dutch Shell shares are not offered and will not be issued in the United States or to U.S. persons and have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and may not be reoffered, resold or otherwise transferred in the United States or to U.S. persons unless an exemption from the registration requirements of the Securities Act is available.
      The loan notes, and the Royal Dutch Shell shares for which they may be exchanged, are not offered to persons who are established, domiciled or resident in The Netherlands. Shell Petroleum N.V. as issuer of the loan notes has submitted a statement to The Netherlands Authority for the Financial Markets that the laws and regulations of the jurisdiction in which the loan notes are offered have been and will be complied with.
The date of this Disclosure Document is October 31, 2005.

General Information
      In this Disclosure Document:

•	“Minority Holders” means, collectively, all of the holders of Royal Dutch Shares other than Royal Dutch Shell and Royal Dutch.

•	“Royal Dutch Shell” refers to Royal Dutch Shell plc, a public company incorporated in England and Wales.

•	“Royal Dutch” refers to N.V. Koninklijke Nederlandsche Petroleum Maatschappij (also known as Royal Dutch Petroleum Company), a company organized under the laws of The Netherlands.

•	“the Shell Group” means, collectively, Royal Dutch Shell and its subsidiaries and subsidiary undertakings.

•	“Shell Petroleum” refers to Shell Petroleum N.V., a company organized under the laws of The Netherlands.

•	“Shell Transport” refers to The Shell Transport and Trading Company Limited (previously known as The “Shell” Transport and Trading Company, p.l.c.), a company incorporated in England and Wales.

•	“SPCo” refers to The Shell Petroleum Company Limited, a company incorporated in England and Wales.

•	“U.S. dollars” or “$” refers to U.S. currency, “pounds sterling,” “£” or “pence” refers to UK currency, and “euro” or “€” refers to the currency established for participating member states of the European Union as of the beginning of stage three of the European Monetary Union on January 1, 1999.
      Certain other terms are defined in other sections of this Disclosure Document.
      All references to the percentage ownership of Royal Dutch Shell of Royal Dutch Shares in this Disclosure Document are based on 2,069,520,000 Royal Dutch Shares currently outstanding.
Forward-Looking Statements
      The SEC encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. This Disclosure Document contains historical and forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell, Royal Dutch, Shell Petroleum and the Shell Group. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements.
      Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell, Royal Dutch, Shell Petroleum or the Shell Group to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “objectives”, “outlook”, “probably”, “project”, “will”, “seek”, “target”, “risks”, “goals”, “should” and similar terms and phrases.
      The following factors could affect the future operations of Royal Dutch Shell, Royal Dutch or the Shell Group and could cause those results to differ materially from those expressed in the forward-looking statements included in this Disclosure Document:

•	the failure to fulfill any conditions of, and/or the failure to obtain any necessary consents and approvals necessary in order to consummate, the Proposed Transaction;

•	the failure of the Proposed Transaction to achieve the expected benefits;

•	the costs related to the Proposed Transaction; and

•	other factors affecting the Shell Group’s businesses generally, including, but not limited to, price fluctuations in crude oil, natural gas and refined products, changes in demand for the Shell Group’s products, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, risks associated with the identification of suitable potential acquisition properties and targets and successful negotiation and consummation of such transactions, the risk of doing business in developing countries and countries subject to international sanctions, legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorization of reserves, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates.
      All forward-looking statements contained in this Disclosure Document are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. You should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement. None of Royal Dutch Shell, Royal Dutch, Shell Petroleum or any member of the Shell Group undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from the forward-looking statements contained in this Disclosure Document.

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I.     SUMMARY OF THE PROPOSED TRANSACTION
      The summary that follows highlights important information about the effect on the Minority Holders of the proposed merger of Royal Dutch with Shell Petroleum. This proposed merger forms part of a series of transactions that would reorganize the ownership interests of Royal Dutch Shell and certain of its subsidiaries into a Dutch fiscal group and a UK fiscal group. This summary is, however, intended to be an overview only. For a more complete description of the proposed restructuring transactions, you should read carefully this entire Disclosure Document, and the related documents described in this Disclosure Document, including any accompanying documents, because this summary may not answer all of your questions.
The Proposed Transaction

What is the Proposed Transaction?
      Royal Dutch Shell proposes to engage in certain transactions that would reorganize the ownership interests of Royal Dutch Shell and certain of its subsidiaries into a Dutch fiscal group and a UK fiscal group. As part of these transactions, Royal Dutch will merge into Shell Petroleum through a statutory merger under Dutch law (the “Merger”) on a basis whereby each Minority Holder would be entitled to receive the Merger Consideration described below per Royal Dutch Share held by such holder immediately prior to the Merger. These transactions, including the Merger, are referred to herein as the “Proposed Transaction”.
      As described below, the Proposed Transaction is expected to be completed on or about December 21, 2005.
      For more information, see Section IV, “The Proposed Transaction”.

What effect will the Merger have on Royal Dutch and my Royal Dutch Shares?
      Upon completion of the Merger, Shell Petroleum will be the surviving entity and Royal Dutch and, therefore, the Royal Dutch Shares, will cease to exist. Due to this, trading of the Royal Dutch Shares will cease, the registration of the Royal Dutch Shares under the Exchange Act will be terminated and Shell Petroleum, as the successor of Royal Dutch, will not be subject to the periodic reporting obligations of the Exchange Act or otherwise be subject to the U.S. Federal securities laws applicable to public companies.
      Under the terms of the Merger, Royal Dutch Shell will be allotted 105 Class A shares of Shell Petroleum, being one Class A share for every 31,978,937 Royal Dutch Shares held by it, and thereafter one Class B share of Shell Petroleum for 28,521,530 Royal Dutch Shares held by it (the ratio of allotment of Royal Dutch Shares to Shell Petroleum Class A shares to Shell Petroleum Class B share is referred to herein as the “Exchange Ratio”). As the Minority Holders collectively hold less than 31,978,937 Royal Dutch Shares, each of them only has a “fractional entitlement” to a Shell Petroleum share. Under Dutch law, holders of fractional entitlements in a statutory merger are only entitled to receive financial consideration rather than shares. The Proposed Transaction is structured, and the Exchange Ratio was determined, so that Royal Dutch Shell would receive shares in Shell Petroleum and all Minority Holders would be entitled to fractional entitlements.
      For more information on the effect of the Merger, see Section II.3(d), “Special Factors — Purposes, Reasons, Fairness, Alternatives and Effects of the Proposed Transaction — Effects of the Proposed Transaction” and Section IV.1, “The Proposed Transaction — Overview of the Proposed Transaction”.

What will I receive for my Royal Dutch Shares?
      Each Minority Holder will be entitled to receive for their Royal Dutch Shares cash equivalent to €52.21 per Royal Dutch Share (the “Merger Consideration”). Holders of Royal Dutch Shares on the applicable record date will also receive the Royal Dutch interim dividend for the third quarter of 2005 of €0.46 per share (or $0.5556 per share for holders of New York registered shares), which will be payable on December 15, 2005.

      As in Dutch statutory squeeze out proceedings, the terms of the Merger provide (a) for interest to accrue on the Merger Consideration at the statutory rate of 4% per annum from October 31, 2005 until the effective date of the Merger (expected to be December 21, 2005), as part of the consideration under the Merger, and (b) for any dividends payable in that period (before the deduction of any withholding tax from such dividend) to be deducted from that interest amount (the sum being, “Interest”). As the interim dividend will exceed the amount of interest accrued at 4% per annum to December 21, 2005 (the expected effective date of the Merger), no Interest is expected to be payable.
      Payments to holders of New York registered shares will be made in U.S. dollars based on the noon buying rate for euro in the City of New York for cable transfers as certified for customs purposes and as announced by the Federal Reserve Bank of New York on the business day prior to the effective date of the Merger (which is expected to be December 21, 2005). Payments to holders of Hague registered or bearer shares will be made in euro. Minority Holders that are eligible UK residents and that have given appropriate representations will be entitled to elect to receive certain exchangeable loan notes in lieu of the aggregate Merger Consideration such holders would otherwise receive. Eligible holders who so elect will also be entitled to receive payment of the interim dividend and Interest, if any. Information regarding the exchangeable loan notes will be separately made available to eligible UK resident holders.

Has Royal Dutch taken a position with respect to the Proposed Transaction?
      The Board of Royal Dutch has unanimously reached the conclusion, on the basis of the considerations described in this Disclosure Document, that the Proposed Transaction is fair to and in the best interest of Royal Dutch and the enterprise associated with Royal Dutch and is fair to the Minority Holders. The Board of Royal Dutch has received a written opinion dated October 31, 2005 from its financial advisor, ABN AMRO Bank N.V. (“ABN AMRO”) that, as at October 31, 2005, based upon and subject to matters considered, assumptions used and qualifications set forth therein, the Exchange Ratio and the Merger Consideration pursuant thereto are fair, from a financial point of view, to the Minority Holders who will receive the Merger Consideration in the Merger.
      For more information about the fairness of the Proposed Transaction to the Minority Holders, see Section II.3(b), “Special Factors — Purposes, Reasons, Fairness, Alternatives and Effects of the Proposed Transaction — Position on the Fairness of the Proposed Transaction” and Section II.4, “Special Factors — Certain Opinions and Reports”.

How will I receive the Merger Consideration?
      Payment of the Merger Consideration (and Interest, if any) will be made by Shell Petroleum.
      For New York registered Royal Dutch Shares held through a bank or broker account utilizing the Depository Trust Company as custodian, payment will be made to the Depository Trust Company for further credit to each bank or broker account through which such Shares are held.
      For New York registered Royal Dutch Shares (other than those holding through a bank or broker account utilizing the Depository Trust Company as custodian), payment will be made to the account indicated by each Minority Holder in the Letter of Transmittal which will be sent to all holders of New York registered Royal Dutch Shares. Minority Holders of New York registered Royal Dutch Shares will be required to surrender their share certificates to receive payment. Instructions for surrendering share certificates will be set forth in such Letter of Transmittal.
      For Royal Dutch Shares in bearer form which are held through the Dutch central securities depositary, Euroclear Nederland (“Euroclear Nederland”), payment will be made to Euroclear Nederland which will distribute the funds to Minority Holders through its member institutions on the basis of the terms and conditions for such institutions.
      For Hague registered Royal Dutch Shares, payment of the Merger Consideration will be made to the account most recently indicated by each Minority Holder for the payment of dividends. Minority Holders of Hague registered Royal Dutch Shares who have not given account information, or who have given inaccurate account information, will receive payment upon providing evidence of ownership and information which allows Shell Petroleum to make payment.
      For Royal Dutch Shares in bearer form which are untraceable and for Royal Dutch Shares in bearer form represented by bearer certificates provided with separate dividend coupons (“K-certificates” or “K-stukken”), payment will be made upon the presentation of the certificates representing such shares: (i) for the period commencing on the effective date of the Merger (which is expected to be December 21, 2005) and ending December 31, 2006, to ABN AMRO, Issuing Institutions — Corporate Actions MF 2020, Kemelstede 2, 4817 ST Breda, The Netherlands; and (ii) for the period commencing on January 1, 2007 until the twentieth anniversary of the effective date of the Merger, to the registered address of Shell Petroleum in The Netherlands (currently, Carel van Bylandtlaan 30, 2596 HR The Hague, The Netherlands).
      After the twentieth anniversary of the effective date of the Merger, all rights to receive the Merger Consideration (and Interest, if any) will be forfeited.
      In the case of eligible UK resident Minority Holders electing to receive exchangeable loan notes, such loan notes will be issued in the manner described in the information made available to such holders.

What are the conditions to the Proposed Transaction
      Pursuant to an implementation agreement (the “Implementation Agreement”) among Royal Dutch, Shell Petroleum, Royal Dutch Shell, Shell Transport and SPCo, the completion of the Proposed Transaction is subject to certain conditions, including the requirement for the adoption of certain resolutions to be passed at a Royal Dutch Extraordinary General Meeting (“EGM”). Royal Dutch Shell intends to vote its entire shareholding interest (approximately 98.5%) in favor of these resolutions and, accordingly, these resolutions can be adopted without the vote of the Minority Holders. If the Proposed Transaction is not completed before January 1, 2006, the Implementation Agreement may be terminated by Royal Dutch Shell or Royal Dutch.
      For more information, see Section IV.2, “The Proposed Transaction — Conditions to the Proposed Transaction”.

When is the EGM and when is the Proposed Transaction expected to be completed?
      Royal Dutch will convene the EGM for December 16, 2005, at 2.00 pm Central European time, at Carel van Bylandtlaan 16, 2596 HR The Hague, The Netherlands. Shareholders of Royal Dutch will separately be provided notice of the EGM and proxy materials in accordance with Dutch requirements and applicable New York Stock Exchange (“NYSE”) requirements.
      The Proposed Transaction is expected to be completed on or about December 21, 2005.
      For more information, see Section IV.1, “The Proposed Transaction — Overview of the Proposed Transaction”.
Background of Royal Dutch Shell and Shell Petroleum

What is the relationship between Royal Dutch Shell, Royal Dutch and Shell Petroleum?
      Royal Dutch Shell is a public company limited by shares incorporated in England and Wales. As a result of the Unification Transaction (as defined below), Royal Dutch Shell became the parent company of Royal Dutch, Shell Transport and Shell Petroleum.
      Royal Dutch is a company organized under the laws of The Netherlands. As a result of the Unification Transaction (as defined below), Royal Dutch Shell owns approximately 98.5% of the outstanding Royal Dutch Shares.
      Shell Petroleum, a company organized under the laws of The Netherlands, is wholly owned by Royal Dutch and Shell Transport in the ratio of 60:40.

      As part of the Proposed Transaction, Royal Dutch will merge into Shell Petroleum, with Royal Dutch disappearing and Shell Petroleum surviving as a wholly owned subsidiary of Royal Dutch Shell.
      For more information, see the description of Royal Dutch Shell and Shell Petroleum in Section III.1, “Companies Involved — Description of Royal Dutch Shell and Shell Petroleum” and the description of Royal Dutch in Section III.2, “Companies Involved — Description of Royal Dutch and the Royal Dutch Shares”.

How did Royal Dutch Shell acquire such Royal Dutch Shares?
      On July 20, 2005, Royal Dutch Shell became the parent company of Royal Dutch and Shell Transport and, through Royal Dutch and Shell Transport, the Shell Group following (a) the registration by the Registrar of Companies in England and Wales of the order of the High Court of Justice in England and Wales sanctioning the scheme of arrangement of Shell Transport under English law (the “Scheme”) and (b) Royal Dutch Shell’s confirmation that the exchange offer (the “Exchange Offer”, and, together with the Scheme, the “Unification Transaction”) for all of the Royal Dutch Shares, commenced on May 19, 2005, had become unconditional (gestanddoening). As a result of the Exchange Offer, including the subsequent offer acceptance period, Royal Dutch Shell acquired, and currently holds, approximately 98.5% of the outstanding Royal Dutch Shares.
      For more information regarding Royal Dutch Shell’s acquisition of these Royal Dutch Shares, see Section II.1, “Special Factors — Background of the Unification Transaction”.
Purpose of the Proposed Transaction

What is the purpose of the Proposed Transaction?
      The primary purpose of the Proposed Transaction is to achieve governance, management, and fiscal efficiencies for the Shell Group. The Merger will simplify the organizational structure of the Shell Group and eliminate the potential investor confusion of having, and the duplicative and administrative burdens associated with maintaining, two publicly held holding companies in the Shell Group. The Proposed Transaction will also allow the Shell Group to realize overall tax efficiencies for 2005 and thereafter by unifying the Dutch tax resident companies into one Dutch fiscal group and the UK tax resident companies into another fiscal group. In particular, completion of the Merger in 2005 will allow for tax consolidation of Royal Dutch and Shell Petroleum under Dutch law from January 1, 2005. If the Proposed Transaction is not completed before January 1, 2006, the Implementation Agreement may be terminated by Royal Dutch Shell or Royal Dutch.
      The Merger will also allow Royal Dutch Shell to acquire 100% of the interests in Royal Dutch as contemplated in the Unification Transaction, on a basis that is likely to be less time consuming and procedurally more efficient than the implementation of statutory squeeze out proceedings under Dutch law. Royal Dutch Shell has resolved to initiate statutory squeeze out proceedings in relation to Royal Dutch, if for any reason it should be impossible to complete the Merger. A squeeze out would result in all Minority Holders receiving a cash payment in exchange for their Royal Dutch Shares. An additional benefit of the Merger compared with Dutch statutory squeeze out proceedings is that it allows the offer of exchangeable loan notes to eligible UK resident Minority Holders.
      For more information regarding the purposes of the Proposed Transaction, see Section II.3(a), “Special Factors — Purposes, Reasons, Fairness, Alternatives and Effects of the Proposed Transaction — Purposes and Reasons”.
Financing of the Proposed Transaction

Does Shell Petroleum have available the financial resources necessary to make payment for the outstanding Royal Dutch Shares?
      Shell Petroleum has available sufficient funds to pay the Merger Consideration for all outstanding Royal Dutch Shares held by the Minority Holders. The total amount of funds that may be required to pay the

Merger Consideration is approximately €1.6 billion or approximately $2.0 billion based on the noon buying rate as of October 28, 2005 (assuming all Minority Holders receive cash).
      For more information about the financing of the Proposed Transaction described in this Disclosure Document, see Section IV.3, “The Proposed Transaction — Source and Amount of Funds”.
Tax Consequences

How will U.S. shareholders be taxed for U.S. Federal income tax purposes?
      A U.S. holder will recognize capital gain or loss upon the Merger in an amount equal to the difference between the amount of Merger Consideration and such U.S. holder’s adjusted tax basis in the Royal Dutch Shares.

How will Dutch shareholders be taxed for Dutch tax purposes?
      Capital gains realized by Dutch individuals on the disposition of Royal Dutch Shares will generally not be subject to Dutch taxation. However, capital gains realized by Dutch entities on the disposition of Royal Dutch Shares will generally be subject to Dutch corporate income tax at statutory rates.
          You are urged to consult your own tax advisor as to the particular tax consequences to you of the disposition of your Royal Dutch Shares.
      For more information regarding the U.S. Federal income tax and Dutch tax consequences of the offer to U.S. and Dutch taxpayers, see Section V, “Certain U.S. Federal Income Tax and Dutch Tax Consequences”.
General

Where can I obtain additional information?
      Additional information relating to the Proposed Transaction may be found on www.shell.com/royaldutchmerger. Neither the website, nor its content, is incorporated by reference herein. The SEC also maintains an internet website that contains reports and other information about issuers, such as Royal Dutch, who file electronically with the SEC. The address of that website is www.sec.gov.
      If you have further questions about the Proposed Transaction, you should contact:

•	If your Royal Dutch Shares are held on the New York register, please contact The Bank of New York by telephone on +1 888 737 2377 or, if you are outside the United States, on +1 212 815 3700.

•	If you hold your Royal Dutch Shares through a financial institution affiliated with Euroclear Nederland or if you hold K-certificates, please contact your bank or broker or, alternatively, ABN AMRO Bank N.V. by telephone on +31 (0)20 383 6707 or by email at: prospectus@nl.abnamro.com.

•	If your Royal Dutch Shares are held in your name on the The Hague register, please contact N.V. Algemeen Nederlands Trustkantoor ANT by telephone on +31 (0)20 522 2510 or by email at: registers@ant-trust.nl.
      See Section VII, “Additional Information”, for further details.
II.     SPECIAL FACTORS
1.     Background of the Unification Transaction
      Royal Dutch Shell recently completed the Unification Transaction as a result of which Royal Dutch Shell became the single ultimate parent company of Royal Dutch, Shell Transport and their subsidiaries. The Unification Transaction involved (i) the Exchange Offer in which Royal Dutch Shell acquired approximately 98.5% of the outstanding Royal Dutch Shares in exchange for Royal Dutch Shell Class A ordinary shares and (ii) the Scheme pursuant to which Royal Dutch Shell became the owner of 100% of the ordinary shares of

Shell Transport and former holders of Shell Transport ordinary shares received Royal Dutch Shell Class B ordinary shares.
      Prior to the consummation of the Unification Transaction, Royal Dutch and Shell Transport were separate publicly traded companies that, pursuant to agreements entered into in 1906 and 1907, had combined their interests in the oil industry. Their operating businesses were held by two intermediate holding companies, Shell Petroleum and SPCo, and Royal Dutch and Shell Transport shared in the aggregate net assets and in the aggregate dividends and interest received from Shell Petroleum and SPCo in the ratio of 60:40, respectively. Royal Dutch was entitled to have its nominees elected as a majority of the members of the boards of directors of Shell Petroleum and SPCo, and Shell Transport was entitled to have its nominees elected as a minority of the members of the boards of Shell Petroleum and SPCo. These agreements were terminated as part of the Unification Transaction on July 20, 2005.
      In 2004, the respective Boards of Royal Dutch and Shell Transport considered various alternatives to restructure Royal Dutch and Shell Transport and Shell Petroleum and SPCo which would (i) simplify the boards and executive management and the perception thereof, (ii) improve decision making processes at Royal Dutch, Shell Transport and Shell Petroleum and SPCo and (iii) enhance effective leadership for the combined entity as a whole. A single parent company structure, as embodied in the Unification Transaction, was ultimately decided upon as it would (i) simplify the corporate structure, (ii) maintain the tax treatment of dividends for shareholders through the use of two classes of shares, (iii) remove the risk of a conflict between the decision-making bodies of the public parent companies, (iv) simplify the raising of capital in the future, (v) reduce regulatory burdens resulting from having two publicly-traded parent companies, (vi) provide clarity and simplicity in both management and corporate structure, (vii) improve efficiency with clear lines of authority and an empowered Chief Executive, (viii) enhance accountability through improved clarity in governance and (ix) provide financial and strategic flexibility.
      On May 18, 2005, Royal Dutch Shell, Royal Dutch and Shell Transport entered into the implementation agreement in respect of the Unification Transaction setting forth, inter alia, the conditions to and conduct of the Unification Transaction, the recommendation and approvals of Royal Dutch and Shell Transport in connection with the Exchange Offer and the Scheme, and the corporate governance being implemented in connection with the Unification Transaction. Pursuant to such implementation agreement, Royal Dutch Shell agreed with Royal Dutch and Shell Transport to make the Exchange Offer on the terms set out in the offer documents with respect thereto. Royal Dutch agreed, subject to its directors’ fiduciary duties, to use all reasonable endeavors to procure the satisfaction of the conditions to the Exchange Offer and to implement the Exchange Offer in accordance with its terms as set out in the offer documents. In addition, Royal Dutch Shell agreed not to vary, terminate or withdraw the Exchange Offer or to waive the conditions to the Exchange Offer or to determine whether such conditions had been satisfied without the prior written consent of Royal Dutch and Shell Transport.
      The Exchange Offer commenced on May 19, 2005, and was declared unconditional (gestand gedaan) on July 20, 2005, as a result of which Royal Dutch Shell acquired approximately 92% of the outstanding ordinary shares of Royal Dutch in exchange for Royal Dutch Shell Class A ordinary shares (or ADRs representing such shares). The Scheme was approved by the High Court on July 19, 2005. On July 20, 2005, Royal Dutch Shell became the owner of 100% of the ordinary shares of Shell Transport and former holders of Shell Transport ordinary shares received Royal Dutch Shell Class B ordinary shares (or ADRs representing such shares). Royal Dutch Shell also commenced a subsequent offer acceptance period on July 20, 2005, during which the remaining holders of Royal Dutch Shares were permitted to tender their shares in exchange for Royal Dutch Shell Class A ordinary shares (or ADRs), in accordance with the procedures described in the Exchange Offer. The subsequent offer acceptance period expired on August 9, 2005. As a result of the Exchange Offer, including the subsequent offer acceptance period, Royal Dutch Shell acquired, and currently holds, approximately 98.5% of the outstanding Royal Dutch Shares.
      The Unification Transaction (including the Exchange Offer) is described in further detail in the prospectus dated May 19, 2005 (the “Prospectus”), previously made available to holders of Royal Dutch

Shares and originally filed with the SEC as part of the Registration Statement on Form F-4 (File No. 333-125037) on May 18, 2005.
2.     Background of the Proposed Transaction
      In connection with the Unification Transaction, Royal Dutch Shell stated that if it acquired at least 95% of the issued share capital of Royal Dutch it expected, but was not obligated, to initiate squeeze out proceedings with a view to acquiring 100% of the outstanding share capital of Royal Dutch. Royal Dutch Shell further stated that it reserved the right to use any other legally permitted method to obtain 100% of the Royal Dutch Shares, including engaging in one or more corporate restructuring transactions such as a merger, liquidation, transfer of assets or conversion of Royal Dutch into another form or entity or changing the Royal Dutch articles of association to alter the corporate or capital structure in a manner beneficial to Royal Dutch Shell, or engaging in one or more transactions with Minority Holders including public or private exchanges or tender offers or purchases for consideration which may consist of Royal Dutch Shell shares, other securities or cash. On July 26, 2005, the Board of Royal Dutch Shell was advised that there were likely to be governance, tax and management benefits in eliminating the existing 60:40 cross-holdings of Royal Dutch and Shell Transport in Shell Petroleum and SPCo and that it may be possible to acquire the minority interest in Royal Dutch as part of such an “unwind” transaction. The Board of Royal Dutch Shell was also advised that several alternative transactions were under review by management to obtain 100% of the Royal Dutch Shares following completion of the Exchange Offer, including a statutory squeeze out, a statutory merger that could include cash payment provisions and transactions that would not involve a compulsory acquisition, such as open market purchases. It was noted that an extraordinary general meeting of Royal Dutch shareholders would likely be required for any unwind transaction. Finally, the Board of Royal Dutch Shell was informed that further study was required on the alternatives (including whether it may be possible to offer a loan note alternative to UK resident holders), and the technical feasibility of such alternatives, and that any decision on the acquisition of the minority interest in Royal Dutch could only occur once the final size and nature of the minority interest was determined. No actions were taken by the Board of Royal Dutch Shell and management was asked to report in more detail in September.
      On September 19, 2005, the Board of Royal Dutch Shell considered a proposal for the unwind of the 60:40 cross-holdings of Royal Dutch and Shell Transport in Shell Petroleum and SPCo, including a merger of Royal Dutch into Shell Petroleum, to achieve governance, management and fiscal efficiencies for the Shell Group. It was noted that, as part of the unwind proposal, it would be possible to structure the merger so as to acquire the approximately 1.5% interest of the Minority Holders in Royal Dutch and to offer exchangeable loan notes to UK resident Minority Holders. The Board of Royal Dutch Shell approved making the unwind proposal, including the acquisition of the interests of each Minority Holder for cash (or if such Minority Holder is an eligible UK resident then, at the option of such Minority Holder, exchangeable loan notes in lieu of cash). The proposal was subject to final consideration of all aspects of the matter, including the amount of the cash to be paid, as well as other possible alternative transactions, at a subsequent meeting of the Board of Royal Dutch Shell and the Boards of Royal Dutch and Shell Petroleum.
      On September 19, 2005, the Boards of Royal Dutch and Shell Petroleum considered the proposal for the Proposed Transaction and noted that the definitive terms and associated risks would be fully evaluated at a later meeting. The Boards of Royal Dutch and Shell Petroleum resolved to engage Deloitte Accountants B.V. (“Deloitte”) and Ernst & Young Accountants, The Netherlands (“E&Y”), respectively, and, in the case of Royal Dutch, ABN AMRO, to provide certifications, reports and opinions in connection with the Proposed Transaction.
      On October 26, 2005, the Boards of Royal Dutch Shell, Royal Dutch and Shell Petroleum each met to consider the proposed definitive terms of the Proposed Transaction, as well as certain alternatives. Also participating or providing advice were representatives of management; De Brauw Blackstone Westbroek N.V. (“De Brauw”), Dutch counsel to Royal Dutch Shell, Royal Dutch and Shell Petroleum; Cravath, Swaine & Moore LLP (“Cravath”), United States counsel to Royal Dutch Shell, Royal Dutch and Shell Petroleum; Slaughter and May, English counsel to Royal Dutch Shell, Royal Dutch and Shell Petroleum; and ABN AMRO.

      De Brauw informed the Boards of the legal obligations under Dutch law in connection with the Proposed Transaction. In particular, De Brauw informed the Board of Royal Dutch of the requirement that it act in the best interest of Royal Dutch and the enterprise associated with Royal Dutch and that this obligation requires the Board to carefully consider the advantages and disadvantages of a proposed course of action and to consider the alternatives from the perspective of the interest of Royal Dutch and not solely from the perspective of one shareholder or one group of shareholders. De Brauw informed the Board of Royal Dutch that it must weigh the interests of all relevant parties in a balanced and reasonable manner and that it has broad discretion to resolve upon the course of action which the Board reasonably believes to be in the best interest of Royal Dutch and the enterprise associated with Royal Dutch. De Brauw noted that the Board should give particular attention to the fact that all members of the Board of Royal Dutch are also members of the Board of Royal Dutch Shell and that Dutch law requires the Board of Royal Dutch to be conscious of the fact that there might be a conflict of interest and to disclose this to shareholders at the EGM, but that in the present case it was not required for the Board of Royal Dutch to form a special committee or for directors to recuse themselves from one board or the other. De Brauw advised that it would be prudent, given its fiduciary duties to the Minority Holders, for the Board of Royal Dutch to engage an independent financial adviser to assist the Board in determining that the Proposed Transaction is fair, from a financial point of view, to the Minority Holders. De Brauw also noted the unprecedented nature of the Merger and advised the Board of Royal Dutch that in the context of the Merger the Board should be satisfied that the Minority Holders are treated reasonably and that in particular the cash amount payable to the Minority Holders should not be less than the Minority Holders may reasonably expect to receive in a statutory squeeze out procedure. De Brauw advised that the Board should also be satisfied that Royal Dutch or members of the Board are not in possession, as of the time on which the Exchange Ratio is determined by the Board or a committee thereof, of undisclosed price sensitive information regarding Royal Dutch Shell, Royal Dutch or any of their shares. Further, De Brauw advised that the Board of Royal Dutch should be satisfied that the value of a loan note is not more than the cash amount payable in respect of a Royal Dutch Share. De Brauw also advised the Board of Royal Dutch that in connection with a squeeze out under Dutch law, based on precedent transactions involving earlier exchange offers, it is a “near certainty” that a Dutch court would base the amount of cash consideration on the exchange ratio in the Exchange Offer which was two Royal Dutch Shell Class A ordinary shares for every Royal Dutch Share. However, De Brauw advised that it is less clear to establish which date and time a Dutch court would use to determine the cash value of the consideration, although most precedent cases seem to “pick” the date of the offer becoming unconditional or the date of first settlement thereafter, without clarification as to the opening or closing price. De Brauw also advised that the Dutch court would want to be satisfied that since the relevant date for determining the cash value of the consideration, there has been no change in circumstances which could change its determination of the value of the shares held by the minority shareholders. Finally, De Brauw advised that in a squeeze out, interest at the statutory interest rate on the cash amount is payable from the date when the court determines the valuation and any dividends declared after such date and before the date of payment are deducted from such interest. De Brauw confirmed to the Board of Royal Dutch that no precedents had been found where a Dutch court has determined that the price should be less than the value of the original offer.
      Cravath informed the Boards of the requirements of Rule 13e-3 under the Exchange Act. Slaughter and May informed the Boards of the terms of the exchangeable loan notes that eligible UK resident holders may elect to receive.
      Management presented to the Boards the proposed methodology for determining the value of the Merger Consideration. Management recommended that the Merger Consideration be determined by taking the highest of: (i) two times the opening price of Royal Dutch Shell Class A ordinary shares as of July 20, 2005 on Euronext Amsterdam, (ii) the average of the Royal Dutch Share closing price on Euronext Amsterdam from July 20, 2005 through September 30, 2005 (the last day of exchange trading), (iii) two times the average of the Royal Dutch Shell Class A ordinary share closing price on Euronext Amsterdam from July 20, 2005 through the last trading day before the Merger Consideration is set (the “Last Trading Day”), (iv) two times the trailing five day average of the Royal Dutch Shell Class A ordinary share closing price on Euronext Amsterdam through the Last Trading Day or (v) two times the trailing two day average of the Royal Dutch Shell Class A ordinary share closing price on Euronext Amsterdam through the Last Trading Day.

      ABN AMRO presented to the Boards their analyses relating to (i) the fairness, from a financial point of view, of the Exchange Ratio and the Merger Consideration pursuant thereto to the Minority Holders who will receive the Merger Consideration in the Merger. and (ii) whether the value of the exchangeable loan notes to be offered to eligible UK resident Minority Holders, when issued, will be greater than the value of the Merger Consideration, and informed the Board of Royal Dutch that they would expect to deliver their written opinions once the proposed amount of the Merger Consideration was determined in accordance with the pricing methodology approved by the Boards. For further discussion of ABN AMRO’s opinions, see Section II.4(a), “Special Factors — Certain Opinions and Reports — Opinions of ABN AMRO”.
      The Boards also took note of the proposed terms of the Implementation Agreement, and, in particular, the requirements to use all reasonable endeavors, subject to their director’s fiduciary duties, to procure the satisfaction of the conditions set out in the Implementation Agreement and to implement the Proposed Transaction.
      The Board considered the documents presented at the meeting and the advice of De Brauw, Cravath, Slaughter and May and the analyses of ABN AMRO and, in particular, their attention was drawn to the risks associated with the Merger and their duties to the Minority Holders under Dutch law. For discussion of the factors considered by the Board of Royal Dutch, see Section II.3(b) “Special Factors — Purposes, Reasons, Fairness, Alternatives and Effects of the Proposed Transaction — Position on the Fairness of the Proposed Transaction”.
      As the Boards were aware that Royal Dutch Shell would release its financial results for the third quarter of 2005 at the opening of business on October 27, 2005, each Board resolved to establish a Board Committee (collectively, the “Pricing Committees”) for the purpose of determining the Merger Consideration and receiving the ABN AMRO opinions at a later date. The members of the Pricing Committees of Royal Dutch Shell and Shell Petroleum were Messrs van der Veer and Voser. The members of the Pricing Committee of Royal Dutch were Messrs van der Veer and Jacobs. The authority of each Pricing Committee was limited to determining the Merger Consideration in accordance with the pricing methodology approved by the relevant Board, and doing all such acts and things, and approving any changes to and executing and delivering any documents, deemed necessary, desirable or appropriate in connection with the Proposed Transaction. Each Board further resolved that the pricing methodology as recommended by management was fair to the Minority Shareholders and such pricing methodology was accordingly approved. Each Board further resolved to conditionally approve the other aspects of the Proposed Transaction subject to determination of the Merger Consideration by the Pricing Committee in accordance with the pricing methodology so approved.
      On October 31, 2005, the Pricing Committees met and determined a proposed merger consideration of €52.21 in accordance with the pricing methodology approved by the Boards. This represented two times the average of the closing prices of the Royal Dutch Shell Class A ordinary shares over the period July 20, 2005 through October 28, 2005 (rounded up to the nearest euro cent). On the basis that the Merger Consideration would be equal to such proposed merger consideration, ABN AMRO delivered its two written opinions addressed to the Board of Royal Dutch. The first opinion is to the effect that, as at October 31, 2005, based upon and subject to matters considered, assumptions used and qualifications set forth therein, the Exchange Ratio and the Merger Consideration pursuant thereto are fair, from a financial point of view, to the Minority Holders who will receive the Merger Consideration in the Merger and the second opinion is to the effect that based upon and subject to matters considered, assumptions used and qualifications set forth therein, the value of the exchangeable loan notes to be offered to eligible UK resident Minority Holders, when issued, will not be greater than the value of the Merger Consideration to be paid to the Minority Holders under the terms of the Merger. Accounting certifications and reports required under Dutch law were also received by the Boards of Royal Dutch and Shell Petroleum from Deloitte and E&Y, respectively. These opinions, certifications and reports are described in more detail below in Section II.4, “Special Factors — Certain Opinions and Reports”.
      Upon consideration of the opinions from ABN AMRO and the accounting certifications and reports, the Pricing Committees unanimously determined that the amount of the Merger Consideration would be equal to the merger consideration earlier proposed, and considered by ABN AMRO for purposes of its opinions, and determined that the Proposed Transaction, including the Merger and the Merger Consideration, is fair to the

Minority Holders and that the conditions to the Boards’ approval of the terms of the Proposed Transaction had been satisfied.
      The Proposed Transaction was unanimously approved by the directors of Royal Dutch who are not employees of Royal Dutch. No directors of Royal Dutch Shell, Royal Dutch or Shell Petroleum present at the respective Board meetings dissented or abstained from voting on the Proposed Transaction.
      Except as disclosed herein, neither Royal Dutch Shell nor Shell Petroleum is aware of any firm offer by an unaffiliated third party during the past two years with respect to a merger or consolidation of Royal Dutch, the sale or other transfer of all or any substantial portion of the assets of Royal Dutch, or a purchase of securities of Royal Dutch securities that would enable such person to exercise control over Royal Dutch.
      Except as disclosed herein, the majority of directors of Royal Dutch who are not employees of Royal Dutch has not retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for the purpose of negotiating the terms of transaction or preparing a report concerning the fairness of the transaction.
3.     Purposes, Reasons, Fairness, Alternatives and Effects of the Proposed Transaction

(a)	Purposes and Reasons
      The historic holding structure of the Shell Group, whereby Shell Petroleum and SPCo are each held 60:40 by Royal Dutch and Shell Transport, respectively, reflected the governance structure that was implemented by Royal Dutch and Shell Transport pursuant to the 1906 and 1907 agreements under which the Shell Group was formed. Since those agreements were terminated as part of the Unification Transaction on July 20, 2005, the 60:40 cross holdings are no longer necessary for governance purposes.
      The primary purpose of the Proposed Transaction is to achieve governance, management, and fiscal efficiencies for the Shell Group. The Merger will simplify the organizational structure of the Shell Group and eliminate the potential investor confusion of having, and the duplicative and administrative burdens associated with maintaining, two publicly held companies in the Shell Group. The Proposed Transaction will also allow the Shell Group to realize overall tax efficiencies for 2005 and thereafter by unifying the Dutch tax resident companies into one Dutch fiscal group and the UK tax resident companies into another fiscal group. In particular, completion of the Merger in 2005 will allow for tax consolidation of Royal Dutch and Shell Petroleum under Dutch law from January 1, 2005. If the Proposed Transaction is not completed before January 1, 2006, the Implementation Agreement may be terminated by Royal Dutch Shell or Royal Dutch.
      The Merger will also allow Royal Dutch Shell to acquire 100% of the interests in Royal Dutch as contemplated in the Unification Transaction, on a basis that is likely to be less time consuming and procedurally more efficient than the implementation of statutory squeeze out proceedings under Dutch law. Royal Dutch Shell has resolved to initiate statutory squeeze out proceedings in relation to Royal Dutch, if for any reason it should be impossible to complete the Merger. A squeeze out would result in all Minority Holders receiving a cash payment in exchange for their Royal Dutch Shares. An additional benefit of the Merger compared with Dutch statutory squeeze out proceedings is that it allows the offer of exchangeable loan notes to eligible UK resident Minority Holders.

      The diagrams below illustrate the structure of the Shell Group before and after the Proposed Transaction.

(b)	Position on the Fairness of the Proposed Transaction

Position of Royal Dutch on the fairness of the Proposed Transaction
      The Board of Royal Dutch believes that the Proposed Transaction is fair to and in the best interest of Royal Dutch and the enterprise associated with Royal Dutch and is fair to the Minority Holders. This belief is based on the following factors, each of which, in their view, supports these conclusions:

•	The fact that the Merger Consideration is equal to two times €26.103 (rounded up to the nearest euro cent), being the average Royal Dutch Shell Class A ordinary share closing price over the period July 20, 2005 to October 28, 2005, which results in premiums of 0.6% and 2.8% relative to two times the Royal Dutch Shell Class A ordinary share opening price and closing price, respectively, on Euronext Amsterdam on July 20, 2005, a 1.2% premium relative to the Royal Dutch Share closing price on Euronext Amsterdam on September 30, 2005 (the last day of exchange trading), and a 7.3% premium to the average Royal Dutch Share closing price over the period January 1 to September 30, 2005 (it also reflects premiums of 20.7% and 11.2% to the average of the prices at which Royal Dutch Shares were repurchased since the beginning of 2004 and in 2005, respectively, as noted by ABN AMRO). The Board noted the advice of De Brauw, described above, that under Dutch law the Board should be satisfied that the Minority Holders are treated reasonably. In this connection, the Board concluded that the trading price of the Royal Dutch Shell shares is a highly objective proxy for valuing the underlying enterprise (so long as all material price sensitive information has been disclosed to the market). In reaching that conclusion, the Board considered that (i) 98.5% of the Royal Dutch shareholders who tendered their Royal Dutch Shares in the Exchange Offer received Royal Dutch Shell Class A ordinary shares, (ii) shareholders of Royal Dutch and Royal Dutch Shell hold an interest in the same economic entity, (iii) the historic share price development of Royal Dutch is broadly in line with the historic share price development of Royal Dutch Shell, and (iv) Royal Dutch Shell is a very large listed company, well covered by equity analysts, with a diversified shareholder base and with highly liquid shares. The Board also considered that the Royal Dutch Shell Class A ordinary shares are a better proxy for underlying value than the Class B ordinary shares because although Royal Dutch Shell Class A and Class B ordinary shares hold the same economic interest in the Shell Group, the difference in market prices between these two classes of shares is likely attributable to the dividend access scheme, created for tax purposes, in which holders of Royal Dutch Shell Class B ordinary shares participate, and in which holders of Royal Dutch Shell Class A ordinary shares and Royal Dutch Shares do not participate. The Board also noted that Royal Dutch Shares represent only 1.5% of the equity of Royal Dutch and do not have the ability to affect the outcome of any matter put to a vote of shareholders of Royal Dutch and so should not command any “control” or “strategic” premium. It was noted that this is supported by the fact that during the period beginning after August 9, 2005 (when the subsequent offer acceptance period under the Exchange Offer ended) through September 30, 2005 (the last day of exchange trading), the Royal Dutch Shares largely traded at a discount to two Royal Dutch Shell Class A ordinary shares. It was also noted that the Merger would not result in any synergies that would justify a material premium over market prices.

•	The fact that the Merger Consideration reflects the highest of the pricing formulas considered under the pricing methodology and reflects a 2:1 ratio based on closing market prices on Euronext Amsterdam. The Board considered that this approach provided the Minority Holders the benefit of increases in the trading price of the Royal Dutch Shell Class A ordinary shares over both longer and shorter periods since July 20, 2005 and allowed for the amount of the Merger Consideration to reflect any market reaction to the information contained in the 2005 third quarter results announcement. It is also consistent with the Dutch legal advice regarding Dutch statutory squeeze out proceedings received from De Brauw as described above. The Board also noted that the 2:1 ratio reflects the ratio of the Exchange Offer (although Royal Dutch Shares have largely traded at a discount to this ratio after August 9, 2005). The Board determined to use Euronext Amsterdam as the reference market because the greatest volume of Royal Dutch Shell Class A ordinary shares is traded on Euronext Amsterdam, noting also that Euronext Amsterdam uses an auction at market close (the result of which is published), which is judged to be more transparent to non-market participants than other metrics such as volume weighted average prices.

•	The fact that Royal Dutch Shell has resolved to initiate statutory squeeze out proceedings in relation to Royal Dutch, if for any reason it should be impossible to complete the Merger (Royal Dutch Shell, as the owner of more than 95% of the share capital of Royal Dutch, has the right to implement such proceedings without the consent of Royal Dutch), and the advice of De Brauw, noted above, that a Dutch court would likely award cash consideration equivalent to the cash value per share of the Exchange Offer as of the close of the Exchange Offer, with consideration as to whether there is a change of circumstances in the intervening time period to the time at which the Board determines the Exchange Ratio, and that squeeze out proceedings would likely take considerably longer to complete than the Merger. Accordingly, the Board determined that the Merger would allow the Minority Holders to receive cash for their Royal Dutch Shares more quickly and more efficiently than through statutory squeeze out proceedings.

•	The fact that Minority Holders on the applicable record date will receive the Royal Dutch interim dividend for the third quarter of 2005 of €0.46 per share (or $0.5556 per share for holders of New York registered shares) which will be payable on December 15, 2005, and that the Merger Consideration was set based on trading prices that included the expected quarterly dividend. The Board also noted that, as in Dutch statutory squeeze out proceedings, the terms of the Merger provide (a) for interest to accrue on the Merger Consideration at the statutory rate of 4% per annum from October 31, 2005 until the effective date of the Merger (expected to be December 21, 2005), as part of the consideration under the Merger, and (b) for any dividends payable in that period (before the deduction of any withholding tax from such dividend) to be deducted from that interest amount.

•	The fact that the Proposed Transaction would allow for eligible UK resident holders to have the option to elect to receive exchangeable loan notes, which, under provisions of UK law, would allow for a rollover of UK capital gains tax, and that this election would not be available in a statutory squeeze out proceeding.

•	The terms and conditions of the Implementation Agreement, including the requirements for an extraordinary general meeting and the other requirements of Dutch law relating to the establishment of the Exchange Ratio and the Merger Consideration pursuant thereto. In connection with its evaluation of the Exchange Ratio and the Merger Consideration pursuant thereto, the Board of Royal Dutch noted that a reclassification of shares would occur in connection with the election by eligible UK resident Minority Holders to receive loan notes but was not otherwise expected to have any ultimate substantive effect on Royal Dutch shareholders.

•	The two written opinions dated October 31, 2005 of ABN AMRO to the Board of Royal Dutch to the effect that, based upon and subject to the matters considered, assumptions used and qualifications set forth therein, (i) as at October 31, 2005, the Exchange Ratio and the Merger Consideration pursuant thereto are fair, from a financial point of view, to the Minority Holders who will receive the Merger Consideration in the Merger, and (ii) the value of the exchangeable loan notes to be offered to eligible UK resident Minority Holders, when issued, will not be greater than the value of the Merger Consideration to be paid to the Minority Holders under the terms of the Merger.

•	The certifications and reports delivered by Deloitte and E&Y, pursuant to and in accordance with Dutch legal requirements, that (i) the Exchange Ratio is reasonable, (ii) the equity of Royal Dutch as of September 30, 2005 was at least equal to the nominal value of the aggregate number of the shares to be allotted by Shell Petroleum pursuant to the Exchange Ratio, plus the cash payments and loan notes issued for fractional entitlements represented by the Merger Consideration.

      The Board of Royal Dutch also considered the following adverse factors:

•	The fact that the Minority Holders receiving the Merger Consideration would not have a continuing interest in the Shell Group. However, this factor was considered mitigated by the fact that in a statutory squeeze out proceeding, which Royal Dutch Shell intends to implement if the Proposed Transaction is not completed, Minority Holders would also not have any continuing interest in the Shell Group. It was also mitigated by the fact that holders had the opportunity to participate in the Exchange Offer and were advised in connection with the Exchange Offer that Royal Dutch Shell intended to acquire 100% of the Royal Dutch Shares by means of a squeeze out proceeding or other transaction.

•	The fact that the Proposed Transaction would be taxable in a number of jurisdictions for Minority Holders receiving the Merger Consideration. However, this was considered mitigated by the fact that Minority Holders will be entitled to receive cash payments for their Royal Dutch Shares.

•	The fact that the Proposed Transaction would not require a separate vote of the unaffiliated shareholders. However, this factor was considered mitigated by the fact that a financial advisor to Royal Dutch had provided an opinion with respect to the fairness, from a financial point of view, of the Exchange Ratio and the Merger Consideration pursuant thereto and that Dutch law does not require such a vote.

•	The fact that loan notes would only be offered to eligible UK residents giving appropriate representations. However, this was considered mitigated by the fact that the Board of Royal Dutch had received an opinion of ABN AMRO to the effect that, based upon and subject to matters considered, assumptions used and qualifications set forth therein, the value of the exchangeable loan notes to be offered to eligible UK resident Minority Holders, when issued, will not be greater than the value of the Merger Consideration to be paid to the Minority Holders under the terms of the Merger. The Board also noted that as a result of the two share limit, the market value of the consideration received on exchange will be less than the face amount of the loan notes unless the Royal Dutch Shell Class A ordinary shares are trading above the sterling equivalent of €26.1050 (being one-half of the Merger Consideration of €52.21) at the time of exchange (the sterling equivalent value being set based on the euro/sterling exchange rate on the day prior to the effective date of the Merger). It was noted that Royal Dutch was not aware of any other jurisdiction apart from the UK where Minority Holders are resident and a loan note would provide a comparable benefit. Therefore, given the above, it was not anticipated that loan notes would be attractive to holders outside the UK. It was also noted that an offer of loan notes in some countries (including the U.S. and The Netherlands) would require the preparation of a prospectus or other regulatory compliance that would involve additional time and expense.

•	The fact that under Dutch law the amount of the Exchange Ratio and the Merger Consideration pursuant thereto must be determined no later than on the date of signing of the Merger Proposal (October 31, 2005), and cannot be adjusted prior to the effective date of the Merger (which is expected to be December 21, 2005). It was noted that this may be adverse to the Minority Holders if the price of Royal Dutch Shell Shares increases during that period, however, this was considered mitigated as Minority Holders are also insulated against decreases in the Royal Dutch Shell share price during that period.

      The Board of Royal Dutch also noted the following factors which support the fairness of the transaction to Royal Dutch and the enterprise associated with Royal Dutch, and were not considered adverse to its determination of the fairness of the Proposed Transaction to Minority Holders.

•	The fact that the Merger will complete the unification of Royal Dutch and Shell Transport under Royal Dutch Shell as contemplated by the Unification Transaction and follows the successful Exchange Offer in which holders of 98.5% of Royal Dutch Shares participated and received Royal Dutch Shell shares, and the fact that the Merger will allow Royal Dutch Shell to acquire 100% of the interests in Royal Dutch as contemplated in the Unification Transaction, on a basis that is likely to be less time consuming and procedurally more efficient than the implementation of statutory squeeze out proceedings under Dutch law.

•	The fact that the Proposed Transaction will achieve governance, management, and fiscal efficiencies for the Shell Group because it will (i) simplify the organizational structure of the Shell Group and eliminate the potential investor confusion of having, and the duplicative and administrative burdens associated with maintaining, two publicly held holding companies in the Shell Group, and (ii) allow the Shell Group to realize overall tax efficiencies for 2005 and thereafter by unifying the Dutch tax resident companies into one Dutch fiscal group and the UK tax resident companies into another fiscal group and, in particular, the completion of the Merger in 2005 allows for tax consolidation of Royal Dutch and Shell Petroleum under Dutch law from January 1, 2005.
      In view of the variety of factors considered by the Board of Royal Dutch, the Board did not find it practicable to, and did not, quantify or otherwise attempt to assign specific or relative weights to the factors it considered in reaching their determinations, although it considered certain mitigating factors in relation to the adverse factors, as discussed above, and concluded that the favorable factors outweighed the adverse factors.
      Other than as described above, the Board of Royal Dutch did not consider any further factors regarding the fairness to Minority Holders of the Proposed Transaction. The Board considered that the factors considered provided a reasonable basis to form the belief stated above. As discussed above, the Board considered the enterprise value of the Shell Group, on the basis of the market price of the Royal Dutch Shell Class A ordinary shares. Although there are other valuation methodologies to assess the fundamental valuation of the Shell Group, their relevance was considered debatable in this context given their inherent subjectivity (when compared to the objective benchmark of the market determined Royal Dutch Shell share price) and the significant underlying assumptions necessary. The Board considered that: (i) discounted cash flow (“DCF”) analysis is heavily dependent on the assumptions made as to the key drivers of value (e.g. inter alia, crude oil price and refining margins) and the required rate of return or discount rate applied; and

(ii) benchmarking the valuation of Royal Dutch Shell against the market valuation of comparable companies (by reference to operating and equity market valuation characteristics) provides a gauge for how Royal Dutch Shell is valued versus its peer group, but the differences in valuation between listed companies reflect the outcome of the market’s assessment of company-specific factors and differences in business profile. The Board noted the net asset value information contained in the presentation by ABN AMRO which included that the Merger Consideration represents a premium of 120.5% to the Royal Dutch net assets per share determined on a parent company-only basis under Dutch GAAP as at September 30, 2005 and a premium of 117.3% to the approximate amount of Royal Dutch net assets per share on a consolidated basis under IFRS (such approximate amount being determined based on Royal Dutch Shell’s estimate that 60% of Royal Dutch Shell consolidated net assets is a reasonable proxy for the consolidated net assets of Royal Dutch). The Board did not consider net asset value per share to be relevant because of the fact that it primarily reflects the accounting carrying values of tangible and intangible assets, rather than their current fair values. The Board also did not consider liquidation value to be relevant because the Shell Group is not being liquidated and appraisals relating to the value of the assets and liabilities of the Shell Group are not available and a meaningful analysis of this value would be impracticable. Also, all of these metrics fail to account for the fact that Minority Holders will be squeezed out at a price related to market prices if the Merger is not completed. This fact reinforces the relevance of a valuation metric based on Royal Dutch Shell share prices.

Positions of Royal Dutch Shell and Shell Petroleum on fairness to the Minority Holders
      The Boards of Royal Dutch Shell and Shell Petroleum believe that the Proposed Transaction is fair to the Minority Holders. In reaching this conclusion, Royal Dutch Shell and Shell Petroleum have noted the certifications, reports and opinions being delivered to the Board of Royal Dutch by ABN AMRO, Deloitte and E&Y and the factors being considered by and the analyses and conclusions being made by the Board of Royal Dutch and have expressly adopted these factors, analyses and conclusions.

(c)	Alternatives Considered
      The alternatives considered by the Boards of Royal Dutch Shell, Royal Dutch and Shell Petroleum to acquire the interests of the Minority Holders of Royal Dutch were:
      Squeeze out under Dutch law: As a holder of greater than 95% of the issued and outstanding share capital of Royal Dutch, pursuant to Article 2:92a of the Dutch Civil Code, Royal Dutch Shell is permitted to initiate proceedings against the Minority Holders of Royal Dutch Shares to force the Minority Holders to transfer their Royal Dutch Shares to Royal Dutch Shell against payment of a price in cash to be determined by a Dutch court.
      Although statutory squeeze out proceedings would result in the acquisition by Royal Dutch Shell of 100% of the Royal Dutch Shares, this alternative was rejected by the Boards as it would take significantly longer to complete than the Merger and is a procedurally less efficient method of achieving this objective. The Boards were advised by De Brauw that if the unwind of the 60:40 cross holdings was implemented without acquiring the minority interests in Royal Dutch, a statutory squeeze out could only be implemented after such unwind was completed, in which case it is likely that the minority interests would remain until 2007. Additionally, the Boards considered that the associated costs and administrative burdens of Royal Dutch continuing as a public company, including the costs of preparing filings and financial statements, were not insignificant. The Boards also considered that a squeeze out would not achieve the fiscal efficiencies arising from the consolidation of Royal Dutch and Shell Petroleum under the Merger and would not permit the use of loan notes.
      Offers for Royal Dutch Shares: The Boards also considered whether to initiate a second offer to exchange Royal Dutch Shares for Royal Dutch Shell Class A ordinary shares. The Boards rejected initiating a second exchange offer as such a transaction would require similar documentation and regulatory clearances as the previous Exchange Offer and a comparable amount of time, cost and effort. Additionally, a second exchange offer would not result in the compulsory acquisition of the entire interest of the Minority Holders in Royal Dutch and statutory squeeze out procedures under Dutch law would still be required to acquire the residual minority. For similar reasons, the use of open market transactions to acquire the interests of the Minority Holders was rejected after a preliminary review.

(d)	Effects of the Proposed Transaction
      General. Upon completion of the Proposed Transaction, Royal Dutch Shell will hold a 100% interest in the net assets, the net book value and the net earnings of the Shell Group, an increase of 0.9% from its current interest. This would increase Royal Dutch Shell’s interest in the assets and net book value of the Shell Group as of September 30, 2005, by $2.2 billion and $0.9 billion, respectively, and the net earnings of the Shell Group for the nine months ending September 30, 2005 by $0.2 billion (excluding the impact of the Merger Consideration to be paid). Accordingly, Royal Dutch Shell and its shareholders will be the beneficiaries of any future increases in the value of the Shell Group and will bear the entire risk of all losses incurred in the operation of, and all decreases in the value of, the Shell Group. It is intended that the Proposed Transaction will allow the Shell Group to further realize efficiencies made possible by, or intended to result from, the Unification Transaction.
      Except as noted below, as a result of the completion of the Proposed Transaction, the Minority Holders will no longer have any equity interest in Royal Dutch and will therefore cease to benefit from, and bear any of the risks incident to, ownership of an equity interest in the Shell Group. The loan notes are exchangeable for a number of Class A ordinary shares of Royal Dutch Shell based on the principal value of their loan notes divided by the market price of the Class A ordinary shares at the time of the exchange subject to a maximum two share limit, being the number of shares such holders would have received had such holders tendered in the Exchange Offer. As a result of the two share limit, the market value of the consideration received on exchange will be less than the face amount of the loan notes unless the Royal Dutch Shell Class A ordinary shares are trading above the sterling equivalent of €26.1050 (being one-half of the Merger Consideration of €52.21) at the time of the exchange. The sterling equivalent value of the loan notes will be set using the euro/sterling exchange rate on the day prior to the effective date of the Merger. The exchange for Royal Dutch Shell Class A ordinary shares can be required by Royal Dutch Shell or the holder of the exchangeable loan notes in accordance with the terms of such loan notes. Royal Dutch Shell intends (but is not obliged) to exchange the loan notes on the first exchange date, which will be January 6, 2006.
      Upon completion of the Merger, Shell Petroleum will be the surviving entity and Royal Dutch and the Royal Dutch Shares will cease to exist. Due to this, trading of Royal Dutch Shares will cease, Royal Dutch will be delisted from the NYSE (if it has not been delisted prior to the Merger), the registration of the Royal Dutch Shares under the Exchange Act will be terminated and Shell Petroleum, as the successor of Royal Dutch, will not be subject to the periodic reporting obligations of the Exchange Act or otherwise be subject to the U.S. Federal securities laws applicable to public companies.
      For a further discussion of the effects of the Proposed Transaction, please see Section IV.1, “The Proposed Transaction — Overview of the Proposed Transaction”. For a discussion of U.S. Federal and Dutch income tax consequences of the Proposed Transaction on the holders of Royal Dutch Shares, please see Section  V, “Certain U.S. Federal Income Tax and Dutch Tax Consequences”.

4.	Certain Opinions and Reports

(a)	Opinions of ABN AMRO

(i) Opinion with respect to the fairness, from a financial point of view, of the Exchange Ratio and the Merger Consideration pursuant thereto to the Minority Holders receiving the Merger Consideration
      In connection with the Proposed Transaction, Royal Dutch retained ABN AMRO to act as its financial advisor and render an opinion as to the fairness, from a financial point of view, of the Exchange Ratio and the Merger Consideration pursuant thereto to the Minority Holders who will receive the Merger Consideration. ABN AMRO delivered a written opinion to the Board of Royal Dutch dated October 31, 2005 that, as at that date, and based upon and subject to the matters considered and the assumptions and qualifications set forth in the opinion, the Exchange Ratio and the Merger Consideration pursuant thereto were fair, from a financial point of view, to the Minority Holders who will receive the Merger Consideration in the Merger.
      The full text of the written opinion of ABN AMRO is attached hereto as Annex A and sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by ABN AMRO in rendering its opinion. ABN AMRO provided its opinion to the Board of Royal Dutch in connection with its evaluation of the Proposed Transaction, the opinion does not in any way constitute a recommendation by ABN AMRO to any Royal Dutch shareholders as to whether such holders should vote for or against the Merger, whether any Minority Holder should receive the Merger Consideration or elect to receive the Loan Note Consideration (as such term is defined below) or how any Minority Holder should otherwise act in relation to the Proposed Transaction. This summary does not purport to be a complete description of the opinion and analyses performed by ABN AMRO and is qualified by reference to the written opinion of ABN AMRO set forth in Annex A hereto but it does summarize all of the material analyses performed and presented by ABN AMRO. You are urged to read the opinion carefully and in its entirety.
      The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. Selecting portions of the analyses or the summary set forth below, without considering the analyses as a whole, could create an incomplete or misleading view of the process underlying the opinion of ABN AMRO. In arriving at its opinion, ABN AMRO made qualitative judgments as to the significance and relevance of each analysis and factor that it considered. Accordingly, ABN AMRO believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on selected elements thereof, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.
      The analyses were prepared for the purposes of ABN AMRO providing its opinion to the Board of Royal Dutch in connection with its evaluation of the Exchange Ratio and the Merger Consideration pursuant thereto to be paid to Minority Holders under the terms of the Merger and do not purport to be appraisals or to reflect levels at which Royal Dutch Shell Class A ordinary shares or any other securities might trade in the future which may be significantly more or less favorable than as set forth in these analyses.
      For the purposes of providing its opinion, ABN AMRO:

•	reviewed certain publicly available business and financial information relating to Royal Dutch, including the audited annual financial statements (the “annual accounts”) for the consecutive financial years ending December 31, 1999 through December 31, 2004 and the unaudited nine-month financial figures for the period ending September 30, 2005;

•	reviewed certain publicly available business and financial information relating to Shell Transport, including the audited annual accounts for the consecutive financial years ending December 31, 1999 through December 31, 2004 and the unaudited nine-month financial figures for the period ending September 30, 2005 as prepared for the purposes of the Proposed Transaction;

•	reviewed certain publicly available business and financial information relating to Royal Dutch Shell, including the audited annual accounts for the consecutive financial years ending December 31, 2002 through December 31, 2004 and the unaudited nine-month financial figures for the period ending September 30, 2005;

•	reviewed certain documents relating to the Proposed Transaction and the Unification Transaction, including among other things the pricing methodology approved by the Boards of Royal Dutch Shell, Royal Dutch and Shell Petroleum;

•	participated in discussions with and reviewed information provided by management and employees of Royal Dutch Shell and Royal Dutch and their advisers with respect to matters ABN AMRO believed necessary or appropriate for its enquiry;

•	reviewed the historical share prices and trading volumes of Royal Dutch Shell shares, Royal Dutch Shares and Shell Transport shares;

•	reviewed publicly available data regarding share buybacks of Royal Dutch Shell, Royal Dutch and Shell Transport;

•	reviewed the financial terms of certain transactions ABN AMRO believed to be comparable to the Proposed Transaction;

•	reviewed the legal review on the typical price determination in a squeeze out proceeding under Dutch law by the Court of Appeal in The Netherlands provided to Royal Dutch Shell by De Brauw, Dutch legal counsel to Royal Dutch, Royal Dutch Shell and Shell Petroleum, which was reviewed and concurred with by Freshfields Bruckhaus Deringer (“Freshfields”), Dutch legal counsel to ABN AMRO;

•	reviewed publicly available data regarding the market practice of settlement of fractional entitlements; and

•	performed such other financial reviews and analysis, as ABN AMRO, in its absolute discretion, deemed appropriate.
      ABN AMRO assumed and relied upon, without independent verification (other than the legal review mentioned above), the truth, accuracy and completeness of the information, data, analysis and financial terms provided to it or used by it, including, among other things, the information, analysis and advice received by Royal Dutch Shell, Royal Dutch and Shell Petroleum from their respective advisors, assumed that the same were not misleading and does not assume or accept any liability or responsibility for any independent verification of such information or any independent valuation or appraisal of any of the assets, operations or liabilities (other than the analysis of loan notes for the purposes of a separate opinion of ABN AMRO as described below) of Royal Dutch, Shell Petroleum, Shell Transport or Royal Dutch Shell nor was ABN AMRO provided with such valuation or appraisal. No financial forecasts were provided to ABN AMRO for purposes of its analyses. In preparing its opinion, ABN AMRO received specific confirmation from senior management of Royal Dutch that the assumptions specified in its written opinion were reasonable and no information had been withheld from ABN AMRO that could have influenced the purport of the opinion or the assumptions on which it is based.
      Further, ABN AMRO’s opinion is necessarily based on financial, economic, monetary, market and other conditions, including those in the securities and oil and gas markets, as in effect on, and the information made available to ABN AMRO or used by it up to, the date of the opinion. ABN AMRO’s opinion exclusively focuses on the fairness, from a financial point of view, of the Exchange Ratio and the Merger Consideration pursuant thereto to the Minority Holders who will receive the Merger Consideration, and does not address any other issues such as the underlying business decision to merge Royal Dutch and Shell Petroleum or to recommend the Merger or to effect the Merger as opposed to any other transaction or procedure that would allow Royal Dutch Shell to acquire shares of Royal Dutch that it does not already own, or the commercial merits of any of the foregoing, the fairness of the Loan Note Consideration to eligible UK resident Minority Holders who elect to receive loan notes in lieu of the Merger Consideration or the prices or volumes at which the shares of Royal Dutch Shell or any other securities may trade following completion of the Proposed Transaction. Subsequent developments in the aforementioned conditions may affect ABN AMRO’s opinion and the assumptions made in preparing the opinion and ABN AMRO is not obliged to update, revise or reaffirm its opinion if such conditions change.
      In rendering its opinion, ABN AMRO has not provided legal, regulatory, tax, accounting or actuarial advice and accordingly ABN AMRO does not assume any responsibility or liability in respect thereof. ABN AMRO did not participate in negotiations with respect to the terms of the Implementation Agreement. Furthermore, ABN AMRO assumed that the Proposed Transaction will be consummated on the terms and conditions as set out in the Implementation Agreement, without any material changes to, or waiver of, those terms or conditions.

      As described on page 11 under Special Factors — “Purposes, Reasons, Fairness, Alternatives and Effects of the Proposed Transaction — Position on the Fairness of the Proposed Transaction”, the Board of Royal Dutch took into account a number of factors in evaluating the Exchange Ratio and the Merger Consideration pursuant thereto and reaching a determination to recommend the Proposed Transaction, including, but not limited to, ABN AMRO’s opinion. Accordingly, ABN AMRO’s analyses summarized below should not be viewed as determinative of the views of the Board of Royal Dutch with respect to the Proposed Transaction.
      In order to consider the fairness, from a financial point of view, to the Minority Holders who will receive the Merger Consideration, of the Exchange Ratio and the Merger Consideration pursuant thereto, a key principle underlying ABN AMRO’s approach and analyses was that the Exchange Ratio and the Merger Consideration pursuant thereto under the terms of the Merger should be considered in the context of the Unification Transaction, whereby approximately 98.5% of Royal Dutch shareholders received two Royal Dutch Shell Class A ordinary shares (or one ADR) for each Royal Dutch Share exchanged.
      ABN AMRO assumed that the effective date of the Merger will be no later than December 31, 2005 and that Royal Dutch will pay a dividend in an amount equal to €0.46 to the shareholders of Royal Dutch prior to such effective date.
      ABN AMRO performed the analyses described below for the purposes of evaluating whether the Exchange Ratio and the Merger Consideration pursuant thereto were fair, from a financial point of view, as at the date of the opinion to the Minority Holders who will receive the Merger Consideration. The following is a summary of the financial analyses performed by ABN AMRO in connection with the rendering of its opinion.
      ABN AMRO performed the following analyses:

•	ABN AMRO analyzed the value that would be attributable to the Minority Holders (before payment of fractional entitlements) in the Proposed Transaction based on their economic interest in the Shell Group.

In particular ABN AMRO performed an analysis to establish that the Proposed Transaction does not alter the current economic interest of the Minority Holders in the Shell Group (before payment of fractional entitlements). ABN AMRO also analyzed market practice with respect to determining the cash value of fractional entitlements. In addition, ABN AMRO conducted an analysis to determine whether the market price of Royal Dutch Shares can be used as an indication of the going concern value of the Shell Group and of Royal Dutch.

•	ABN AMRO analyzed the consideration typically paid to minority shareholders under Dutch legal squeeze out proceedings. Given that Royal Dutch Shell has decided to implement the Merger as it is likely to be less time consuming and procedurally more efficient than statutory squeeze out proceedings under Dutch law, and given also that Royal Dutch Shell has advised Royal Dutch that if the Proposed Transaction is not completed as proposed, it intends to implement squeeze out proceedings, ABN AMRO have considered how a Dutch court would typically determine the price payable to minority shareholders in squeeze out proceedings under Dutch law.

•	ABN AMRO analyzed the consideration paid in precedent unification transactions.

•	ABN AMRO compared the Merger Consideration to the Royal Dutch Share price and net asset value per Royal Dutch Share.
      ABN AMRO has not analyzed the liquidation value of Royal Dutch due to the unavailability of appraisals relating to the value of the assets and liabilities of the Shell Group and the impracticality of making a meaningful analysis of this value. In addition, Royal Dutch Shell has stated that it does not intend to liquidate Royal Dutch Shell or Royal Dutch in the foreseeable future.

Analysis of the value which would be attributable to the Minority Holders of Royal Dutch based on the economic interest that they have in the Shell Group
      The current economic interest of the Minority Holders in the Shell Group is approximately 0.9%, determined by multiplying an approximate 1.5% direct shareholding that the Minority Holders have in Royal Dutch by 60%, which is the current economic interest of Royal Dutch in the Shell Group. ABN AMRO analyzed whether the current 60% interest of Royal Dutch in the Shell Group is supported by analyses of historical dividend receipts and payments, share buybacks, trading relationship and relative adjusted net current assets.

Historic dividend receipts and payments
      ABN AMRO extracted information regarding the dividends received and receivable from the cash flow statements and balance sheets respectively of Royal Dutch and Shell Transport from their respective annual reports and accounts for the preceding six years. This information was translated at currency exchange rates applicable to those periods. From these analyses, ABN AMRO has concluded that over a 5-year period, the average dividends paid and payable from the Shell Group to Royal Dutch and Shell Transport, respectively, have broadly been on a 60/40 basis (60.0/40.0 based on cash flow statements and 60.2/39.8 based on the balance sheets), matching the 60/40 interests in the Shell Group of Royal Dutch and Shell Transport, respectively. ABN AMRO also reviewed the dividend payments of Royal Dutch Shell in 2005. The second and third quarter 2005 dividends declared to Royal Dutch Shell Class A ordinary shareholders and Royal Dutch shareholders post completion of the Unification Transaction support a 2 : 1 exchange ratio between Royal Dutch Shell Class A ordinary shares and Royal Dutch Shares.

Historic share buyback programs
      ABN AMRO examined Royal Dutch’s and Shell Transport’s share buyback programs from February 2001 to the completion of the Unification Transaction. The total value of shares of Royal Dutch and Shell Transport repurchased by Royal Dutch and Shell Transport, respectively, was calculated for each buyback date. The total value of Shell Transport shares repurchased was converted into euro at the prevailing currency exchange rate for each repurchase date. The Royal Dutch Shares, on average, contributed 59.7% of the total value of share buybacks and the Shell Transport shares contributed 40.3%, substantially matching the 60/40 value apportionment implemented in the Unification Transaction. The total number of shares of Royal Dutch and Shell Transport repurchased by each of those companies was 74.8 million and 340.2 million, respectively, during this period. ABN AMRO noted that following completion of the Unification Transaction, Royal Dutch Shell has repurchased (for cancellation) approximately 82 million Royal Dutch Shell Class A ordinary shares, ABN AMRO concluded that such repurchases should not impact its analysis of the Exchange Ratio and the Merger Consideration pursuant thereto.

Historic trading relationship
      ABN AMRO analyzed the historic trading of Royal Dutch Shares and Shell Transport ordinary shares. The share prices were translated at currency exchange rates prevailing at that time. The share prices were subsequently multiplied by the shares outstanding (at the applicable times) of Royal Dutch and Shell Transport, respectively, to arrive at the historic market capitalizations. The historical trading relationship between the Royal Dutch Shares and Shell Transport ordinary shares has broadly matched the 60/40 ratio. When that relationship deviated from the 60/40 ratio, it appears to have done so for reasons external to the Shell Group, such as relative index performance and taxation changes.

Value Residing in the Parent Companies
      A review was performed by ABN AMRO of Royal Dutch Shell, Royal Dutch and Shell Transport, the holding companies of the Shell Group, the purpose of which was to identify any material value of any assets and liabilities that resided within one or other company at the Shell Group holding company level and which may, therefore, have a bearing on the relative apportionment of Royal Dutch in the Shell Group. This review included a review of various documents, and discussions with the representatives of, and advisers to, Royal Dutch Shell, Royal Dutch and Shell Transport. In particular, ABN AMRO placed reliance on the confirmations provided to it by Royal Dutch Shell, Royal Dutch and Shell Transport on October 24, 2005.
      The balance sheets of Royal Dutch and Shell Transport were analyzed in order to determine whether they had a material bearing on the relative apportionment of Royal Dutch in the Shell Group. The adjusted net current assets (“NCAs”) of Royal Dutch and Shell Transport were relevant for this analysis because they represented the sum of all line items on the balance sheets of Royal Dutch and Shell Transport (namely the current assets and current liabilities) other than the line items representing Royal Dutch’s and Shell Transport’s respective investments in Shell Petroleum and SPCo. The line items representing investments in Shell Petroleum and SPCo were not relevant for purposes of this analysis as they did not identify value residing within Royal Dutch Shell, Royal Dutch and Shell Transport. The review performed of Royal Dutch Shell, Royal Dutch and Shell Transport did not reveal any material assets or liabilities that resided solely within Royal Dutch Shell, Royal Dutch and Shell Transport, whether on or off balance sheet.
      ABN AMRO concluded that, based on the analysis of historical dividend receipts and payments, share buybacks, trading relationship and relative adjusted net current assets, the economic interest of the Minority Holders in Royal Dutch prior to the Proposed Transaction, being approximately 1.5%, is equivalent to an interest of approximately 0.9% in Royal Dutch Shell, as a result of Royal Dutch’s 60% economic interest in the Shell Group.
      Under the proposed terms of the Merger, based on the par value of the share capital of Shell Petroleum to which the Minority Holders and Royal Dutch Shell, respectively, would be entitled, the Minority Holders would hold, after giving effect to the Merger, 0.9% of the share capital of Shell Petroleum (before payment of fractional entitlements). As a result of the Merger, Shell Petroleum becomes the sole holding company of the Shell Group below Royal Dutch Shell. Given that Shell Petroleum and Royal Dutch Shell will be equivalent in value (without taking into account the interest of the Minority Holders), this 0.9% interest in Shell Petroleum is equivalent to a 0.9% interest in Royal Dutch Shell. The Proposed Transaction, therefore, does not alter the current economic interest of the Minority Holders in Royal Dutch Shell before payment with respect to fractional entitlements.
      With respect to determining the cash value of the fractional entitlements, ABN AMRO reviewed precedents of treatment of fractional entitlements resulting from mergers and share exchange offers involving Dutch companies to identify Dutch standard practice for the settlement of fractional entitlements. Analyses of the standard practice of Dutch banks settling fractional entitlements resulting from mergers and share exchange offers, and a subsequent review of eleven precedent transactions, indicate that fractional entitlements are settled in cash on the settlement date, usually based on the opening price of the acquirer’s shares, or a date/period closely near that date.
      The following transactions were analyzed:
Air France S.A. — KLM N.V., 2003
DSM N.V. — Gist Brocades N.V., 1998
Getronics N.V. — Pink Roccade N.V., 2004
Koninklijke KPN N.V. — SNT Group N.V., 2004
Modex Therapeutics S.A. — Isotis N.V., 2002
NH Hoteles S.A. — Krasnapolsky Hotels and Restaurants N.V., 2000
Pink Roccade N.V. — TAS Groep N.V., 2000
Rodamco Europe N.V. — Rodamco Retail Nederland B.V., 2001
Telefonica S.A. — Endemol Entertainment Holding N.V., 2000
Epicor Software Corporation — Scala Business Solution N.V., 2003
Tiscali S.p.A. — WorldOnline International N.V., 2000
      Neither the shares of Shell Petroleum nor the shares of Royal Dutch are expected to be listed at the time when the amounts payable under the Merger are settled. However, given that following the Merger, an interest in one Royal Dutch Share represents the same interest in the Shell Group as two Royal Dutch Shell shares, Royal Dutch Shell shares would provide an appropriate reference.
      In addition, ABN AMRO analyzed the share price development of Royal Dutch Shares and Royal Dutch Shell shares. The analysis showed that Royal Dutch Shares traded substantially in line with Royal Dutch Shell Class A ordinary shares in the period between July 20, 2005 and August 9, 2005 (being the close of the subsequent offer acceptance period). After August 9, 2005, Royal Dutch Shares have traded at a 0-6% discount relative to Royal Dutch Shell Class A ordinary shares. Since (i) 98.5% of the Royal Dutch shareholders tendered their Royal Dutch Shares and received Royal Dutch Shell Class A ordinary shares, (ii) Royal Dutch and Royal Dutch Shell hold an interest in the same economic entity, (iii) the historic share price development of Royal Dutch is broadly in line with the historic share price development of Royal Dutch Shell, and (iv) Royal Dutch Shell is a very large listed company, well covered by equity analysts, with a diversified shareholder base and with highly liquid shares, ABN AMRO concluded that the Royal Dutch Shell Class A ordinary share price can be used as a reference instrument on which to base the settlement price of the fractional entitlements of the Minority Holders of Royal Dutch.
      ABN AMRO reviewed the liquidity of the Royal Dutch Shell Class A and B ordinary shares and noted that (i) the Royal Dutch Shell shares have a free float of 100%, (ii) Royal Dutch Shell is one of the 10 largest companies in the world by total market capitalization, (iii) Royal Dutch Shell is widely covered by equity analysts, and (iv) Royal Dutch Shell shares are traded at three different stock exchanges. ABN AMRO concluded that market inefficiencies significantly impacting the Royal Dutch Shell shares are unlikely and that the market price of Royal Dutch Shell shares can be used as a reasonable indication of the going concern value of Royal Dutch Shell, and, given that immediately prior to the Merger two Royal Dutch Shell shares and one Royal Dutch Share will represent the same economic interest in the Shell Group, the market price of Royal Dutch Shell shares can be used as a reasonable indication of the going concern value of Royal Dutch. Although Royal Dutch Shell Class A and Class B ordinary shares hold the same economic interest in the Shell Group, the difference in market prices between these two classes of shares is likely attributable to the dividend access scheme, created for tax purposes, in which holders of Royal Dutch Shell Class B ordinary shares participate, and in which holders of Royal Dutch Shell Class A ordinary shares and Royal Dutch Shares do not participate.
      ABN AMRO understands that Dutch law does not allow for consideration to be based on a future share price. As a result, the last possible date for establishing the consideration for fractional entitlements based on the Royal Dutch Shell Class A ordinary share price will be the date of signing of the Merger Proposal (October 31, 2005). According to advice provided by De Brauw to Royal Dutch Shell, Royal Dutch and Shell Petroleum, and subsequently reviewed and concurred with by Freshfields, in squeeze out proceedings under Dutch law, interest would likely be accrued, at the statutory rate, from the date of the court decision until the date of payment (minus any dividends).

Analysis of the consideration that is typically paid to minority shareholders under Dutch legal squeeze out proceedings.
      Royal Dutch Shell and Royal Dutch have stated that they decided to implement the Merger as it is likely to be less time consuming and procedurally more efficient than statutory squeeze out proceedings under Dutch law. The Schedule 13D filed under the Exchange Act with the SEC by Royal Dutch Shell on September 20, 2005 stated that if the Merger is not completed as proposed, the Board of Royal Dutch Shell intends to commence Dutch statutory squeeze out proceedings in order to acquire the Royal Dutch Shares held by the Minority Holders. A squeeze out would result in the Minority Holders receiving a cash payment in exchange for their Royal Dutch Shares.
      ABN AMRO analyzed the consideration typically paid to minority shareholders under a Dutch legal squeeze out procedure following a cash or share exchange offer. For this analysis, ABN AMRO has reviewed the following:

•	transactions where squeeze outs were preceded by cash offers with regard to the decision of the court regarding the price, the date upon which this price was based and any adjustments of this price;

•	transactions where squeeze outs were preceded by share exchange offers with regard to the consideration paid to the relevant minority shareholders;

•	legal advice on the likely outcome of the price determination by the Court of Appeal as provided by De Brauw to Royal Dutch Shell, Royal Dutch and Shell Petroleum, and subsequently reviewed and concurred with by Freshfields.
      The legal advice provided by De Brauw to Royal Dutch Shell, Royal Dutch and Shell Petroleum and subsequently reviewed and concurred with by Freshfields was that, in connection with a squeeze out under Dutch law, based on precedent transactions involving earlier exchange offers, it is a “near certainty” that a Dutch court would base the price on the exchange ratio in the Exchange Offer being two Royal Dutch Shell Class A ordinary shares for every Royal Dutch Share. However, the De Brauw advice was that it is less clear to establish which date and time a Dutch court would use to determine the cash value of the merger consideration, although most precedent cases seem to “pick” the date of the offer becoming unconditional or the date of first settlement thereafter, without clarification as to the opening or closing price. The De Brauw advice further stated that in almost all cases the Dutch court would want to be satisfied that since the relevant date for determining the cash value of the consideration, there has been no change in circumstances which should force the Court to change its determination of the value of the shares held by the minority shareholders. Finally, the De Brauw advice stated that in a squeeze out, interest at the statutory interest rate on the cash amount is payable from the date when the court determines the valuation, and any dividends declared after such date and before the date of payment are deducted from such interest.
      In addition, ABN AMRO reviewed the following cash offers and share exchange offers. ABN AMRO reviewed the cash offers with regards to the decision of the court regarding the price, the date upon which this price was based and any adjustments of this price and the share exchange offers with regard to the consideration paid to the relevant minority shareholders.
Petroplus International B.V. — The Carlyle Group & Riverstone Holdings LLC, 2005
Scala Business Solutions N.V. — Epicor Software Corporation, 2004
Rodamco Asia N.V. — ING Groep N.V., 2004
Euretco B.V. — Euretco Holding B.V., 2003
Vendex KBB B.V. — VDXK Acquisition B.V., 2004
Nedcon Groep N.V. — Voestalpine AG, 2004
Welch Allyn Cardio Control B.V. — WelchAllyn International Holdings Inc, 2004
Krasnapolsky Hotels and Restaurants N.V. — NH Hoteles S.A., 2004
Reckitt Benckiser Holdings B.V. — Reckitt Benckiser N.V., 1999
      The precedents used in the review of the cash offers and the share exchange offers were selected using the following criteria:

•	the target company had a Dutch statutory seat;

•	the squeeze out was performed under Dutch law;

•	the offer and the subsequent squeeze out proceedings were completed;

•	the squeeze out proceedings or the exchange offer took place in the last five years.
      Based on precedent transactions, ABN AMRO concluded that typically the consideration under Dutch legal squeeze out proceedings is based on the date of first settlement or the date at which the offer is declared unconditional. The date of the Royal Dutch offer in the Unification Transaction becoming unconditional (being July 19, 2005) is before the date of the first listing of the Royal Dutch Shell Class A ordinary shares and therefore not applicable. As a result, ABN AMRO considered July 20, 2005, which is the first date upon with Royal Dutch Shell shares traded.
      Based on information and legal analysis provided by De Brauw to Royal Dutch Shell, Royal Dutch and Shell Petroleum, and subsequently concurred with by Freshfields and ABN AMRO’s review of precedent transactions, ABN AMRO concluded that in squeeze out proceedings under Dutch law, it is likely that the squeeze out price will be deemed to be reasonable if it is equal in value to the offer consideration in the preceding public offer. The date and time which would likely be used by the Court of Appeal to determine the cash value of such offer consideration would likely be the date of the offer becoming unconditional or the date of first settlement. However, the Court of Appeal would want to be satisfied that in the period between the relevant date for determining the cash value of the offer consideration and a date shortly before the date of its decision, there is no relevant change of circumstance which should force the court to alter such decision. Interest would likely be accrued, at the statutory rate, from the date of the court decision until the date of payment (minus any dividends).
      ABN AMRO has compared the expected amount of interest that would accrue with respect to the amount of the Merger Consideration, based on the Dutch statutory rate of 4% per annum, with the expected interim dividend that will be paid by Royal Dutch in respect of the third quarter of €0.46 per share. ABN AMRO concluded that the amount of interest that would likely have been received in case of squeeze out proceedings under Dutch law is likely to be less than the expected third quarter interim dividend (before the deduction of any withholding tax from such dividends) if the effective date of the Merger is prior to January 19, 2006 and that the proposal by Royal Dutch Shell, in this respect, compares favourably to the methodology under Dutch legal squeeze out proceedings.

Analysis of the consideration paid to minority shareholders in precedent unification transactions
      ABN AMRO reviewed the unification of the following former dual-headed company structures:

ABB Ltd., 1999;
Dexia SA, 1996;
Merita Nordbanken plc, 1999;
      ABN AMRO analyzed precedent unification transactions in which shares of minority shareholders were subsequently acquired by means of a squeeze out or other corporate restructuring transactions such as a legal merger in order to analyze the value which was offered to minority shareholders. ABN AMRO noted that the reasons for, and circumstances surrounding, each of these transactions were different and the characteristics of such transactions and the companies involved were not directly comparable to Royal Dutch. ABN AMRO concluded that the value of the offer to the minority shareholders, in the relevant unification precedent transactions for which sufficient information was available, was equal to the price which would likely have been determined under the applicable law for squeeze out proceedings.

Comparison of the Merger Consideration to the historical Royal Dutch Share price and net asset value per Royal Dutch Share
      ABN AMRO reviewed the current and historic share price of Royal Dutch Shares on Euronext Amsterdam and on the NYSE, as well as the historic share price of Royal Dutch Shares on Euronext Amsterdam, the London Stock Exchange (the “LSE”), and on the NYSE. ABN AMRO observed that the Royal Dutch Share price as traded on Euronext Amsterdam has traded at an average share price of €42.45 since January 1, 2003. The closing share price per September 30, the last trading day of Royal Dutch on Euronext Amsterdam, was €51.60. ABN AMRO observed that, based on the Euro/US dollar spot exchange rate, Royal Dutch Shares have traded since January 1, 2003 at an average share price of €42.45 on the NYSE, with a closing price of €52.22 on September 30, 2005.
      ABN AMRO observed that the Royal Dutch Shell Class A ordinary shares (or, in respect of the NYSE, ADRs where one ADR represents two Royal Dutch Shell Class A ordinary shares) as traded on Euronext Amsterdam, the LSE and on NYSE have traded at an average share price of €26.10, €26.09 and €26.07 (being the average ADR price divided by two), respectively since July 20, 2005 (based on the relevant spot exchange rates). The closing share price on October 28, 2005 is €25.24, €25.19 and €25.53 (being the ADR price divided by two), respectively (based on the relevant spot exchange rates).
      The Merger Consideration represents a 1.2% premium to the closing price of Royal Dutch Shares on Euronext on September 30, 2005, a 23.0% premium to the average price of Royal Dutch Shares on Euronext from January 1, 2003 to September 30, 2005, and premiums of 0.6% and 2.8% to two times the Royal Dutch Shell Class A ordinary share opening price and closing price, respectively, on Euronext on July 20, 2005. Additionally, ABN AMRO noted that the Merger Consideration represented a premium of 20.7% over the average euro buyback price for Royal Dutch shares since the beginning of 2004 and 11.2% over the average euro buyback price for Royal Dutch shares in 2005. For these purposes, buybacks in U.S. dollars were converted to euro at the prevailing spot rate on the date of purchase.
      ABN AMRO observed that the net assets per share of Royal Dutch, determined on a parent company-only basis under Dutch GAAP as at September 30, 2005, was approximately €23.68, and that the Merger Consideration represents a premium of 120.5% to that number. ABN AMRO understands from Royal Dutch Shell that 60% of the consolidated net assets of the Shell Group represents a reasonable proxy for the consolidated net assets of Royal Dutch (both on IFRS bases). The consolidated net assets of the Shell Group on an IFRS basis as at September 30, 2005 were $99.8 billion, therefore 60% of that figure, or $59.9 billion, represents an approximation of the Royal Dutch consolidated net assets as at September 30, 2005 on an IFRS basis. On a per Royal Dutch share basis, this is equivalent to approximately $28.93, or €24.03 (converted at the spot exchange rate as at September 30, 2005). The Merger Consideration represents a premium of 117.3% to that number.

(ii) Opinion with respect to whether or not the value of the Loan Note Consideration, when issued, will be greater than the value of the Merger Consideration
      In connection with the Proposed Transaction, Royal Dutch retained ABN AMRO to render an opinion as to whether or not the value of the sterling-denominated exchangeable loan notes, when issued, with a sterling face amount (determined based on the Reuters 3000 Xtra euro sterling spot rate (calculated as the average of the bid and the ask quotations) determined at or about 11.00 pm (London time) on the day prior to the effective date of the Merger) equal to the Merger Consideration (the “Loan Note Consideration”), will be greater than the value of the Merger Consideration. ABN AMRO delivered a written opinion to the Board of Royal Dutch dated October 31, 2005 that based upon and subject to the matters considered and the assumptions and qualifications set forth in the opinion, the value of the Loan Note Consideration, when issued, will be not greater than the value of the Merger Consideration.
      Regardless of whether Minority Holders receive the Merger Consideration or the Loan Note Consideration, they will be entitled to receive the Royal Dutch interim dividend for the third quarter of 2005 and Interest (if any). The dividend and Interest are therefore disregarded for the purposes of ABN AMRO’s analyses.
      The full text of the written opinion of ABN AMRO is attached hereto as Annex B and sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by ABN AMRO in rendering its opinion. ABN AMRO provided its opinion to the Board of Royal Dutch in connection with its evaluation of the Proposed Transaction and the opinion does not in any way constitute a recommendation by ABN AMRO to any Royal Dutch shareholders as to whether such holders should vote for or against the Merger, whether any Minority Holder should receive the Merger Consideration or elect to receive the Loan Note Consideration or how any Minority Holder should otherwise act in relation to the Proposed Transaction. This summary does not purport to be a complete description of the opinion or the analyses performed by ABN AMRO and is qualified by reference to the written opinion of ABN AMRO set forth in Annex B hereto, but it does summarize all of the material analyses performed and presented by ABN AMRO. You are urged to read the opinion carefully and in its entirety.
      The preparation of such an opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. Selecting portions of the analyses or the summary set forth below, without considering the analyses as a whole, could create an incomplete or misleading view of the process underlying the opinion of ABN AMRO. In arriving at its opinion, ABN AMRO made qualitative judgments as to the significance and relevance of each analysis and factor that it considered. Accordingly, ABN AMRO believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on selected elements thereof, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.
      The analyses were prepared for the purposes of ABN AMRO providing its opinion to the Board of Royal Dutch in connection with its evaluation of the Proposed Transaction and do not purport to be appraisals or to reflect levels at which Royal Dutch Shell Class A ordinary shares or any other securities might trade in the future which may be significantly more or less favorable than as set forth in these analyses.
      For the purposes of providing its opinion, ABN AMRO:

•	reviewed the form of the loan note deed (the “Loan Note Deed”) included as an exhibit to the joint proposal which sets forth the terms of the Merger and which has been approved by each of the Boards of Royal Dutch and Shell Petroleum (the “Merger Proposal”);

•	reviewed the loan note document and election forms which are being separately made available to eligible UK resident Minority Holders;

•	reviewed certain other documents relating to both the Unification Transaction and the Proposed Transaction;

•	participated in discussions with and reviewed information provided by Royal Dutch Shell, Royal Dutch and its advisers with respect to matters ABN AMRO believed necessary or appropriate to its enquiry; and

•	performed such other financial reviews and analysis as ABN AMRO, in its absolute discretion, deemed appropriate.
      ABN AMRO assumed that the loan notes will carry benefits and risks and be subject to the terms and conditions substantially as set out in the Loan Note Deed. ABN AMRO also assumed, as per Royal Dutch Shell’s stated intention in the loan note document, that Royal Dutch Shell will exchange all of the loan notes for Royal Dutch Shell Class A ordinary shares on the earliest possible exchange date, being January 6, 2006 (although ABN AMRO considered the effect of an exchange or redemption at a later date). ABN AMRO assumed and relied upon, without independent verification, the truth, accuracy and completeness of the information, data, analysis and financial terms provided to it or used by it, assumed that the same were not misleading and does not assume or accept any liability or responsibility for any independent verification of such information or any independent valuation or appraisal of the Loan Note Consideration nor was ABN AMRO provided with such valuation or appraisal. ABN AMRO has not performed any independent valuation or appraisal of any of the assets, operations or liabilities (other than the analysis of the Loan Note Consideration for the purposes of its opinion) of Royal Dutch, Shell Petroleum, Shell Transport or Royal Dutch Shell, nor was ABN AMRO provided with such valuation or appraisal. ABN AMRO does not assume or accept liability or responsibility for (and expresses no view as to) any such information or assumptions on which it is based. In preparing its opinion, ABN AMRO received specific confirmation from senior management of Royal Dutch that the assumptions specified in its written opinion were reasonable and no information had been withheld from ABN AMRO that could have influenced the purport of its opinion or the assumptions on which it is based.
      Further, ABN AMRO’s opinion is necessarily based on financial, economic, monetary, market and other conditions, including those in the securities and oil and gas markets, as in effect on, and the information made available to ABN AMRO or used by it up to, the date of the opinion. ABN AMRO’s opinion exclusively focuses on whether or not the value of the Loan Note Consideration, when issued, will be greater than the value of the Merger Consideration, and does not address any other issues such as the fairness, from a financial point of view, of the Loan Note Consideration to the eligible UK resident Minority Holders who elect to receive the Loan Note Consideration in lieu of the Merger Consideration, or the underlying business decision to merge Royal Dutch and Shell Petroleum or to recommend the Merger or to effect the Merger as opposed to any other transaction or procedure that would allow Royal Dutch Shell to acquire Royal Dutch Shares that it does not already own, or the commercial merits of any of the foregoing or the prices or volumes at which the shares of Royal Dutch Shell or any other securities may trade following completion of the Proposed

Transaction. Subsequent developments in the above mentioned conditions may affect ABN AMRO’s opinion and the assumptions made in preparing the opinion and ABN AMRO is not obliged to update, revise or reaffirm its opinion if such conditions change.
      In rendering its opinion, ABN AMRO has not provided legal, regulatory, tax, accounting or actuarial advice and accordingly ABN AMRO does not assume any responsibility or liability in respect thereof. ABN AMRO did not participate in negotiations with respect to the terms of the Implementation Agreement or the terms or conditions of the loan notes. ABN AMRO assumed that the Proposed Transaction will be consummated on the terms and conditions as set out in the Implementation Agreement and that the loan notes issued will be subject to the terms and conditions as set out in the Loan Note Deed, without any material changes to, or waiver of, any of those respective terms or conditions, that the Company will pay a dividend in an amount equal to €0.46 to the Royal Dutch shareholders of record prior to the effective date of the Merger and that the effective date of the Merger will be no later than December 31, 2005. ABN AMRO has specifically not considered the individual tax situation of any of the eligible UK resident Minority Holders, which may or may not make the election by any of these shareholders to receive loan notes more or less favorable to them.
      As described on page 11 under Special Factors — “Purposes, Reasons, Fairness, Alternatives and Effects of the Proposed Transaction — Position on the Fairness of the Proposed Transaction”, the Board of Royal Dutch took into account a number of factors in evaluating the Loan Note Consideration and reaching a determination to recommend the Proposed Transaction, including, but not limited to, ABN AMRO’s opinion. Accordingly, ABN AMRO’s analyses summarized below should not be viewed as determinative of the views of the Board of Royal Dutch with respect to the Proposed Transaction.
      ABN AMRO performed the analyses described below for the purposes of evaluating whether or not the value of the Loan Note Consideration, when issued, will be greater than the value of the Merger Consideration. The following is a summary of the financial analyses performed by ABN AMRO in connection with the rendering of its opinion.
      ABN AMRO determined the value of the Loan Note Consideration relative to the value of the Merger Consideration based on (i) analysis of the various price scenarios of the underlying Royal Dutch Shell Class A ordinary shares; and (ii) analysis of the loan note value by disaggregation into, and valuation of, its hypothetical component parts. ABN AMRO also considered the impact on any of its conclusions of assuming that the loan notes are exchanged or redeemed later than January 6, 2006 (being the earliest possible date of exchange).

Analysis of the various price scenarios of the underlying Royal Dutch Shell Class A ordinary shares
      At the date of exchange of the loan notes, the average of the means of the daily price quotations of a Royal Dutch Shell Class A ordinary share published in the Daily Official List of the London Stock Exchange on the three Business Days immediately preceding the date of exchange (the “Market Price”) may be greater than, less than or equal to the sterling equivalent (determined based on the Reuters 3000 Xtra euro sterling spot rate (calculated as the average of the bid and the ask quotations) determined at or about 11.00 pm (London time) on the day prior to the effective date of the Merger) of the value of half of the Merger Consideration (being equal to one half of the principal amount of the loan note), (the “Base Price”).
      Taking each scenario in turn, ABN AMRO made a comparison of, on the one hand, the value of the Royal Dutch Shell Class A ordinary shares received following exchange of the loan notes into Royal Dutch Shell Class A ordinary shares, to, on the other hand, the value that the Minority Holders would otherwise have received based on a sterling cash amount equal to two times the Base Price.

•	Market Price of Royal Dutch Shell Class A ordinary shares greater than the Base Price: In this scenario, the holder of a loan note would receive, on the date of exchange, less than two Royal Dutch Shell Class A ordinary shares. Fractions of Royal Dutch Shell Class A ordinary shares would be paid in cash. The aggregate value of such shares plus any fractions paid in cash would be equal to the principal amount of the loan note, which in turn would be equal to two times the Base Price.

•	Market Price of Royal Dutch Shell Class A ordinary shares less than the Base Price: In this scenario, the holder of a loan note would receive, on the date of exchange, two Royal Dutch Shell Class A ordinary shares. The aggregate value of such shares would be less than the principal amount of the loan note and therefore less than two times the Base Price.

•	Market Price of Royal Dutch Shell Class A ordinary shares equal to the Base Price: In this scenario, the holder of a loan note would receive, on the date of exchange, two Royal Dutch Shell Class A ordinary shares. The aggregate value of such shares would be equal to the principal amount of the loan note, which in turn would be equal to two times the Base Price.
      Under each scenario, the holder of a loan note would receive accrued interest at an annual rate of LIBOR (as defined in the Loan Note Deed) minus 1.50 per cent. on the principal amount, being equal to two times the Base Price, for the period between the date of issue and the date of exchange.
      Under each scenario, had the Minority Holder not elected to receive the Loan Note Consideration and instead received the Merger Consideration, such Minority Holder would have been able to invest the Merger Consideration in order to receive interest. In ABN AMRO’s opinion, the yield on an asset swap basis equivalent on sterling denominated AA-rated notes in the secondary market will under normal circumstances be no less than 0.50 per cent. below LIBOR. Accordingly, such a Minority Holder would have, on the date of exchange, the Merger Consideration plus interest at an annual rate of no less than LIBOR minus 0.50 per cent. from the date of issue of the loan notes to the date of exchange into Royal Dutch Shell Class A ordinary shares.
      ABN AMRO concluded that under no Royal Dutch Shell Class A ordinary share price scenario could the value of the Loan Note Consideration on the effective date of the Merger exceed the value of the Merger Consideration.

Analysis of the loan note value by disaggregation into, and valuation of, its hypothetical component parts
      ABN AMRO believes, given that a loan note holder will not, upon exchange of the loan note, receive a greater number of Royal Dutch Shell Class A ordinary shares than he would otherwise have received under the terms of the Exchange Offer, that the value of the loan note instrument may be considered by disaggregation into two hypothetical components: (i) the obligation associated with two written ‘European put’ options on Royal Dutch Shell Class A ordinary shares, each with a strike price equal to the Base Price; and (ii) a floating rate non-exchangeable debt instrument.
      ABN AMRO analyzed (i) the value of a hypothetical floating rate non-exchangeable debt instrument, paying interest at an annual rate of LIBOR minus 1.50 per cent., to be redeemed at par on the date of exchange (assumed to be January 6, 2006) by discounting the negative spread of 150 basis points over the zero coupon swap curve; and (ii) the value of two hypothetical ‘European put’ options over Royal Dutch Shell Class A ordinary shares, each with a strike price equal to the Base Price and an assumed expiry date of January 6, 2006 by application of the Black-Scholes valuation technique, both being subject to relevant respective terms and conditions of the loan notes as set out in the Loan Note Deed.
      ABN AMRO established that the value of such a hypothetical floating rate non-exchangeable debt instrument would be less than par value. Furthermore, ABN AMRO established that the obligation associated with such hypothetical written ‘European put’ options would confer a negative value to the loan note holder. ABN AMRO therefore concluded that the value of the loan note, calculated as the sum of the value of the two hypothetical components, would not exceed the value of a cash amount equal to two times the Base Price and, accordingly, that the value of the Loan Note Consideration, when issued, would not exceed the value of the Merger Consideration.
      Furthermore, ABN AMRO considered the impact on the value of the loan notes of assuming that the exchange of the loan notes into Royal Dutch Shell Class A ordinary shares takes place later than the earliest possible date of exchange (being January 6, 2006). ABN AMRO considered the increased period during which a loan note holder would earn interest at an annual rate of 1.50 per cent. below LIBOR and concluded that under such a scenario the value to the holder of the hypothetical floating rate non-exchangeable debt instrument would be lower than in the event of exchange taking place on January 6, 2006. ABN AMRO also considered the extended tenor of the hypothetical written ‘European put’ options and concluded that under such a scenario the duration over which the loan note holder would be exposed to the obligation would be longer and therefore the value of such obligation would be lower (i.e. more negative) than in the event of the exchange taking place on January 6, 2006. ABN AMRO therefore concluded that if the exchange of the loan notes into Royal Dutch Shell Class A ordinary shares were to take place later than at the earliest possible date of exchange (being January 6, 2006), then the value of the Loan Note Consideration would be relatively lower.
      Finally, ABN AMRO considered the impact on the value of the loan notes assuming that a redemption of the loan notes, in full at par, takes place. In the event of a redemption of the loan notes, the loan note holder would receive, in total, cash equal to the loan note principal (equal to two times the Base Price), plus interest at an annual rate of 1.50 per cent. below LIBOR for the period between issue and redemption. For the purposes of this analysis, and in the context of the interest received over at least one year from the date of issue, ABN AMRO assumed that any impact of the option (of the loan note holder) to receive pounds sterling or euro at the time of redemption was de minimis. ABN AMRO concluded, by reference to the zero coupon swap curve, that the value of the Loan Note Consideration in the event of redemption, would be less than par.

(iii) General
      Pursuant to the opinion letters and the engagement letter between Royal Dutch and ABN AMRO, the opinions as well as the relationship between ABN AMRO and the Board of Royal Dutch are governed by Dutch law and the Dutch courts have exclusive jurisdiction thereover.
      The Board of Royal Dutch selected ABN AMRO as Royal Dutch’s financial advisor based on ABN AMRO’s qualifications, expertise and reputation. ABN AMRO is an internationally recognized investment banking and financial advisory firm. As part of its investment banking and financial advisory business, ABN AMRO is continuously involved in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. ABN AMRO is acting as financial advisor to Royal Dutch in connection with the Proposed Transaction, and will receive a fee of €500,000 for rendering the opinions, which was payable upon the delivery by ABN AMRO of the opinions. The fee amount was agreed upon following negotiation. Royal Dutch has also agreed to reimburse ABN AMRO for reasonable out of pocket expenses incurred by ABN AMRO in performing its services, including the fees and expenses of legal counsel, and, subject to the terms of ABN AMRO’s letter of engagement, to indemnify ABN AMRO and related persons and entities against liabilities, including liabilities under U.S. Federal securities laws, relating to or arising from ABN AMRO’s engagement.
      From time to time ABN AMRO and its affiliates have also (i) maintained banking relationships with members of the Shell Group, including overdraft facilities and intraday facilities related to cash management and project financing, (ii) provided investment banking services such as mergers and acquisitions advice and (iii) executed transactions, for their own account or for the accounts of customers, in the Royal Dutch Shares, Shell Transport shares or Royal Dutch Shell Class A ordinary shares or the Royal Dutch Shell Class B ordinary shares or debt securities in any of the foregoing and, accordingly, may at any time hold a long or short position in such securities. ABN AMRO is a holder of Royal Dutch Shell shares. In connection with the Proposed Transaction, ABN AMRO has been retained by Shell Petroleum to act as exchange agent in connection with the Merger. For its role as exchange agent, Shell Petroleum has agreed to pay ABN AMRO €500,000 (which may be adjusted depending on the number of Minority Holders holding bearer shares that elect to receive loan notes and as a result of other significant unforeseen costs), payable after the effective date of the Merger. Shell Petroleum has also agreed to reimburse ABN AMRO for reasonable out of pocket expenses incurred by ABN AMRO in performing its services as exchange agent, including the fees and expenses of legal counsel, and, subject to the terms of ABN AMRO’s letter of engagement, to indemnify ABN AMRO and related persons and entities against liabilities, including liabilities under U.S. Federal securities laws, relating to or arising from ABN AMRO’s engagement.

      In the past two years, the aggregate compensation received by ABN AMRO and its affiliates from Royal Dutch Shell, Royal Dutch, Shell Petroleum and Shell Transport and their affiliates was approximately €18.0 million (which includes the payment of €500,000 made upon delivery of ABN AMRO’s opinions dated October 31, 2005).
      Jonkheer Aarnout Loudon, who is a member of the Royal Dutch Shell Board, and the Royal Dutch Board, is Chairman of the Supervisory Board of ABN AMRO Holding N.V., the parent company of ABN AMRO. Jonkheer Aarnout Loudon has not been involved in the decisions by Royal Dutch and ABN AMRO in connection with the services provided by ABN AMRO to Royal Dutch or Royal Dutch Shell.

(b)	Reports of independent accountants
      Under Dutch law, the Boards of Royal Dutch and Shell Petroleum are required to receive certain certifications and reports from independent accounting firms in connection with the Proposed Transaction. Both of the Boards are required pursuant to section 2:328 paragraph 1 of the Dutch Civil Code to receive certifications from independent accountants that they have each examined the Merger Proposal (defined below) and certified that the Exchange Ratio is reasonable and that the equity of Royal Dutch as of September 30, 2005 was at least equal to the nominal value of the aggregate number of shares to be allotted by Shell Petroleum pursuant to the Exchange Ratio plus the cash payments and loan notes issued for fractional entitlements, based on generally accepted valuation methods in The Netherlands. Such firms must also provide reports pursuant to section 2:328 paragraph 2 of the Dutch Civil Code stating the valuation method used by management to determine the Exchange Ratio is in accordance with Dutch legal requirements. Deloitte and E&Y, the independent audit firms engaged by the Boards of Royal Dutch and Shell Petroleum, respectively, have provided such certifications and reports.
      Additionally, the Board of Royal Dutch is required to receive a certification pursuant to section 2:94b, subsection 2 of the Dutch Civil Code from an independent accounting firm that it has examined the issuance of Royal Dutch Shares for the contribution in kind of Shell Transport and certified that the value of the Shell Transport shares is sufficient to meet the payment obligation for such issuance based on generally accepted accounting and valuation principles. The Board of Royal Dutch will receive this certification from Deloitte on or prior to the date of the EGM.
      Ernst & Young Accountants, The Netherlands, is the Dutch member firm of the Ernst & Young network, one of the largest global independent accounting firms. In the past two years Ernst & Young Accountants and other Ernst & Young member firms have provided the Shell Group with a number of services including assurance, consulting, mergers and acquisitions advice and advisory work in regard to compliance with the U.S. Sarbanes-Oxley Act. For all of these services, the firm received a fee commensurate with the market rate for these services.
      Deloitte Accountants B.V. is a separate and independent member firm of Deloitte Touche Tohmatsu, a Swiss Verein (Company). The member firms of Deloitte Touche Tohmatsu form one of the largest global professional services organizations, providing audit, tax, consulting and financial advisory services. In the past two years it has provided the Shell Group with a number of services including consulting, mergers and acquisitions advice and advisory work in regard to compliance with the U.S. Sarbanes-Oxley Act. For all of these services, the firm received a fee commensurate with the market rate for these services.
      Neither Deloitte nor E&Y are the auditors of the Shell Group’s financial statements.

5.	Intentions of Royal Dutch Shell with Regard to Royal Dutch and Shell Petroleum
      Upon completion of the Merger, Shell Petroleum will be the surviving entity and Royal Dutch and the Royal Dutch Shares will cease to exist. The management of Shell Petroleum will continue as the management of the merged entity.
      Subject to any efficiencies realized as part of the Proposed Transaction, Royal Dutch Shell expects that following the Proposed Transaction the Shell Group will operate its businesses on a basis substantially consistent with its current operations. Royal Dutch Shell intends to evaluate the business and operations of Shell Petroleum and the Shell Group on an ongoing basis with a view to maximizing its potential, and Royal

Dutch Shell will take such actions as it deems appropriate under the circumstances and market conditions then existing.
      Upon completion of the Merger, trading of Royal Dutch Shares will cease, the registration of the Royal Dutch Shares under the Exchange Act will be terminated and Shell Petroleum, as the successor of Royal Dutch, will not be subject to the periodic reporting obligations of the Exchange Act or otherwise be subject to the U.S. Federal securities laws applicable to public companies.
      Except as otherwise described in this Disclosure Document, Royal Dutch has not, and Royal Dutch Shell and Shell Petroleum have not, as of the date of this Disclosure Document, approved any specific plans or proposals for:

•	any extraordinary corporate transaction involving Shell Petroleum after the completion of the Proposed Transaction;

•	any sale or transfer of a material amount of assets currently held by Royal Dutch after the completion of the Proposed Transaction;

•	any change in the board of directors or management of Shell Petroleum; or

•	any material change in Shell Petroleum’s dividend policy, indebtedness, capitalization, corporate structure or business after the completion of the Proposed Transaction.
III.     COMPANIES INVOLVED

1.	Description of Royal Dutch Shell and Shell Petroleum

(a)	Royal Dutch Shell
      Royal Dutch Shell was incorporated in England and Wales on February 5, 2002, as a private company limited by shares under the name Forthdeal Limited. On October 27, 2004, Royal Dutch Shell re-registered as a public company limited by shares and changed its name to Royal Dutch Shell plc. Royal Dutch Shell’s primary object is to carry on the business of a holding company.
      Pursuant to the Unification Transaction, Royal Dutch Shell became the parent company of Royal Dutch, Shell Transport and, through Royal Dutch and Shell Transport, the Shell Group. As a result of the Exchange Offer, including the subsequent offer acceptance period, Royal Dutch Shell acquired, and currently holds, approximately 98.5% of the Royal Dutch Shares.
      Present in more than 140 countries and territories around the world, the companies of the Shell Group are engaged in the business of Exploration & Production, Gas & Power, Oil Products, Chemicals and Other industry segments including Shell Renewables and Hydrogen.

•	Exploration & Production: Searching for, finding and producing crude oil and natural gas. Building and operating the infrastructure needed to deliver hydrocarbons to market.

•	Gas & Power: Liquefying and transporting natural gas, developing gas markets and infrastructure including gas-fired power plants and engaging in the marketing and trading of natural gas and electricity. Converting natural gas to liquids to provide clean fuels.

•	Oil Products: Marketing transportation fuels, lubricants and specialty products. Refining, supplying, trading and shipping crude oil and petroleum products.

•	Chemicals: Producing and selling petrochemicals to industrial customers globally.

•	Other industry segments comprise technical consultancy services, Shell Renewables and Hydrogen.
      Royal Dutch Shell is registered at Companies House, Cardiff with company number 04366849, and the Chamber of Commerce, The Hague under number 34179503. Royal Dutch Shell’s registered office is at Shell Centre, London, SE1 7NA, UK and its headquarters are at Carel van Bylandtlaan 30, 2596 HR The Hague, The Netherlands. Tel.: +31 (0) 70 377 9111. Royal Dutch Shell is considered a resident of The Netherlands for Dutch and UK tax purposes.

      Royal Dutch Shell is the beneficial owner of 2,038,380,043 Royal Dutch Shares, representing approximately 98.5% of the outstanding Royal Dutch Shares. As used in this Disclosure Document, “beneficial ownership” has the meaning provided in Rule 13d-3 under the Exchange Act.

(b)	Shell Petroleum
      Shell Petroleum was incorporated on June 28, 1907, under the laws of The Netherlands. The address of Shell Petroleum’s registered office, head office and principal place of business is at Carel van Bylandtlaan 30, 2596 HR The Hague, The Netherlands. Tel.: +31 (0) 70 377 9111.
      Under the holding structure of the Shell Group prior to the Proposed Transaction, Shell Transport and Royal Dutch own 40% and 60%, respectively, of each of Shell Petroleum and SPCo. Shell Petroleum and SPCo currently hold the interests of the operating companies of the Shell Group. Shell Petroleum is the beneficial owner of 100 Royal Dutch Shares.

(c)	Securities Proceedings
      None of Royal Dutch Shell, Shell Petroleum or to the knowledge of Royal Dutch Shell and Shell Petroleum, the persons listed in Schedule I, has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), or has been party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining such person for future violations of, or prohibiting activities subject to, U.S. Federal or state securities laws, or a finding of any violation of U.S. Federal or state securities laws.
      The SEC and UK Financial Services Authority (the “FSA”) issued formal orders of private investigation in relation to the reserves recategorization undertaken by Royal Dutch, Shell Transport and the Shell Group in 2004 and 2005 which Royal Dutch and Shell Transport resolved by reaching agreements with the SEC and the FSA as announced on August 24, 2004. In connection with the agreement with the SEC, Royal Dutch and Shell Transport consented, without admitting or denying the SEC’s findings or conclusions, to an administrative order finding that Royal Dutch and Shell Transport violated, and requiring Royal Dutch and Shell Transport to cease and desist from future violations of, the antifraud, reporting, recordkeeping and internal control provisions of the U.S. Federal securities laws and related SEC rules, agreed to pay a $120 million civil penalty and undertook to spend an additional $5 million developing a comprehensive internal compliance program. In connection with the agreement with the FSA, Royal Dutch and Shell Transport agreed, without admitting or denying the FSA’s findings or conclusions, to the entry of a Final Notice by the FSA finding that Royal Dutch and Shell Transport breached market abuse provisions of the UK’s Financial Services and Markets Act 2000 (“FSMA”) and the Listing Rules made under it and agreed to pay a penalty of £17 million. The penalties from the SEC and FSA and the additional amount to develop a comprehensive internal compliance program have been paid by Shell Group companies and fully included in the Income Statement of Royal Dutch for the year 2004. The United States Department of Justice commenced a criminal investigation but announced on June 29, 2005 that it had made a determination not to prosecute. Euronext Amsterdam, the Dutch Authority for the Financial Markets (“AFM”) and the California Department of Corporations are investigating the issues related to the reserves recategorization. The AFM has informed Royal Dutch that its findings do not give rise to any further action from its side at this time. Management of Royal Dutch cannot currently predict the manner and timing of the resolution of these pending matters and is currently unable to estimate the range of reasonably possible losses from such matters.

2.	Description of Royal Dutch and the Royal Dutch Shares
      Royal Dutch was incorporated on June 16, 1890, under the laws of The Netherlands. The address of Royal Dutch’s registered office, head office and principal place of business is at Carel van Bylandtlaan 30, 2596 HR The Hague, The Netherlands. Tel.: +31 (0) 70 377 9111.
      Royal Dutch does not engage in operational activities. It derives the whole of its income — except for interest income on cash balances or short-term investments — from its interests in the Shell Group.

      Prior to the Unification Transaction, the principal trading markets for Royal Dutch Shares were Euronext Amsterdam and the NYSE. The Royal Dutch Shares were delisted from Euronext Amsterdam on September 30, 2005. Royal Dutch Shares in New York registry form are listed and traded on the NYSE under the symbol “RD”. At Royal Dutch Shell’s request, on August 11, 2005, Royal Dutch filed an application with the SEC to delist the Royal Dutch Shares from the NYSE. The NYSE halted trading in Royal Dutch Shares on October 3, 2005 and has stated that it would consider the appropriateness of reopening trading in Royal Dutch shares when further information regarding the Merger, including the compensation to be paid to Minority Holders, is made available.
      The following table presents the high and low prices of Royal Dutch Shares in New York registry form on the NYSE for the periods indicated.

NYSE (in U.S. dollars)
Calendar Year	High	Low

2003
First Quarter	46.88	36.69
Second Quarter	49.81	40.56
Third Quarter	46.79	42.84
Fourth Quarter	52.70	43.95
2004
First Quarter	54.00	45.79
Second Quarter	53.24	47.48
Third Quarter	53.82	48.94
Fourth Quarter	57.79	51.63
2005
First Quarter	65.11	55.37
Second Quarter	66.29	56.28
Third Quarter	67.45	59.65
      On September 30, 2005, the closing price of Royal Dutch Shares in New York registry form on the NYSE was $62.80 per Royal Dutch Share.
      The following table presents the high and low prices of Royal Dutch Shares on Euronext Amsterdam for the periods indicated.

Euronext Amsterdam (in euro)
Calendar Year	High	Low

2003
First Quarter	44.58	33.35
Second Quarter	42.15	36.56
Third Quarter	42.09	37.45
Fourth Quarter	41.85	37.01
2004
First Quarter	42.43	36.59
Second Quarter	43.94	38.02
Third Quarter	43.63	39.96
Fourth Quarter	44.03	41.17
2005
First Quarter	49.33	41.84
Second Quarter	54.90	44.66
Third Quarter	56.75	48.00

      On September 30, 2005, the closing price of Royal Dutch Shares on Euronext Amsterdam was €51.60 per Royal Dutch Share.
      The following table presents the dividend paid or payable on Royal Dutch Shares, on the dates indicated:

	Dividend	U.S. $
Dates	(€)	equivalent*

2003
May 6 (Final Dividend for 2002)	1.00	1.10
September 17 (Interim Dividend for 2003)	0.74	0.85
2004
May 6 (Second Interim Dividend for 2003)	1.02	1.21
September 15 (Interim Dividend for 2004)	0.75	0.90
2005
March 15 (Second Interim Dividend for 2004)	1.04	1.33
June 15 (First Interim Dividend for 2005)	0.46	0.59
September 15 (Second Interim Dividend for 2005)	0.46	0.55
December 15 (Third Interim Dividend for 2005 — payable on December 15, 2005)	0.46	0.56

*	Rounded to two decimal places.
      There are no current restrictions on the ability of Royal Dutch to pay dividends nor is it intended that any restrictions be imposed prior to the Merger.
      Prior to the Unification Transaction, Royal Dutch and other members of the Shell Group engaged in buybacks of Royal Dutch Shares on the open market. These buybacks were conducted in both euro and U.S. dollars. The following tables present the total, average, high and low prices for each quarter of the past two years. No buybacks have been conducted since the first quarter of 2005. U.S. dollar prices have been translated at the noon buying rate as certified by the U.S. Federal Reserve for customs purposes on the date of purchase.

	Shares	Low	High	Average
	Purchased	Price €	Price €	Price €

2003
Fourth Quarter	464	31.44	31.44	31.44
2004
First Quarter	—	—	—	—
Second Quarter	8,002,000	40.78	41.92	41.36
Third Quarter	13,270,000	40.08	42.78	41.12
Fourth Quarter	—	—	—	—
2005
First Quarter	4,880,000	45.42	48.59	46.94

Total	26,152,464	31.44	48.59	42.28

3.	Interest of Royal Dutch Shell and Shell Petroleum in Royal Dutch
      As a result of the Exchange Offer, including the subsequent offer acceptance period, Royal Dutch Shell acquired beneficial ownership of 2,038,380,043 Royal Dutch Shares, or approximately 98.5% of the Royal Dutch Shares outstanding. Holders who exchanged Royal Dutch Shares in the Exchange Offer received two Royal Dutch Shell Class A ordinary shares (or one ADR) for each Royal Dutch Share so exchanged. Royal Dutch Shell did not exchange and does not intend to seek delivery of, and therefore disclaims beneficial ownership of, 2,982,288 Royal Dutch Shares in New York registry form tendered in the initial acceptance period and 4,295,470 Royal Dutch Shares in New York registry form tendered in the subsequent offer acceptance period via the guaranteed delivery procedure, but not delivered to the U.S. exchange agent in respect of the initial acceptance period or subsequent offer acceptance period as required by the Prospectus. Royal Dutch Shell, Shell Petroleum and Royal Dutch beneficially own 100 shares (which are included in the above total) that were purchased by Shell Group companies in May 2003 at a price of $44.73.
      Shell Petroleum paid Royal Dutch dividends of €3.4 billion, €3.6 billion and €7.0 billion in 2003, 2004 and 2005 (to date), respectively. Royal Dutch Shell received a dividend of €0.9 billion in September 2005 from Royal Dutch and will receive a dividend payment of €0.9 billion in December 2005.
      Except as described in Section III.1, “Companies Involved — Description of Royal Dutch Shell and Shell Petroleum,” at the time of the publication of this Disclosure Document, neither Royal Dutch Shell nor Shell Petroleum holds, directly or indirectly, any interest, or is attributed any voting rights, in Royal Dutch.
      In particular, except as described in this Disclosure Document:
      (i) neither of Royal Dutch Shell or Shell Petroleum nor, to the best knowledge of Royal Dutch Shell and Shell Petroleum, any of the persons listed in Schedule 1 hereto or any associate or majority-owned subsidiary of Royal Dutch Shell or any of the persons so listed in Schedule 1 hereto, beneficially owns any Royal Dutch Shares; and
      (ii) neither of Royal Dutch Shell or Shell Petroleum nor, to the best knowledge of Royal Dutch Shell and Shell Petroleum, any of the persons listed in Schedule 1 hereto nor any associate or majority-owned subsidiary of Royal Dutch Shell or pension, profit-sharing or similar plan of Royal Dutch, Royal Dutch Shell or Shell Petroleum, has effected any transaction in the Royal Dutch Shares during the 60 days prior to the filing of this Disclosure Document by Royal Dutch Shell and Shell Petroleum.
      Except as described in this Disclosure Document, neither of Royal Dutch Shell or Shell Petroleum nor, to the best knowledge of Royal Dutch Shell and Shell Petroleum, any of the persons listed in Schedule 1 hereto, has had any agreement arrangement or understanding with any other person with respect to the securities of Royal Dutch.
      Except as described in this Disclosure Document, there have been no material contacts, negotiations or transactions within the past two years between Royal Dutch Shell or Shell Petroleum or, to the best knowledge of Royal Dutch Shell or Shell Petroleum, any of the persons listed in Schedule 1 hereto, on the one hand, and Royal Dutch and/or its affiliates (or any person not affiliated with Royal Dutch who would have a direct interest in such matters), on the other hand, concerning a merger, consolidation or acquisition, takeover offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets of Royal Dutch.
IV.     THE PROPOSED TRANSACTION
1.     Overview of the Proposed Transaction
      Royal Dutch Shell proposes to engage in certain transactions that would reorganize the ownership interests of Royal Dutch Shell and certain of its subsidiaries into a Dutch fiscal group and a UK fiscal group. As part of these transactions, Royal Dutch will merge into Shell Petroleum through a statutory merger under Dutch law on a basis whereby each Minority Holder would be entitled to receive the Merger Consideration per Royal Dutch Share held by such holder immediately prior to the Merger.
      On October 31, 2005, Royal Dutch Shell, Royal Dutch, Shell Petroleum, Shell Transport and SPCo entered into an Implementation Agreement in respect of the Proposed Transaction, setting forth, inter alia, the conditions to and conduct of the Proposed Transaction. Pursuant to the Implementation Agreement, the parties agreed, subject to its directors’ fiduciary duties, to use all reasonable endeavors to procure the satisfaction of the conditions to the Proposed Transaction and to implement the Proposed Transaction as set out in the agreement.

      Pursuant to the Implementation Agreement, the completion of the Proposed Transaction is subject to certain conditions, including the requirement for a resolution to be passed approving the Merger by a two-thirds majority vote at an EGM where 75% of the issued share capital is represented. Royal Dutch Shell intends to vote its entire shareholding interest (approximately 98.5%) in favor of the Merger as well as any other items related to the Proposed Transaction which are put to a vote at the EGM, and, accordingly, the Merger and all such items can be adopted without the vote of the Minority Holders. Shareholders of Royal Dutch have been notified of the Merger through press releases, and for registered holders by a letter from the Chief Executive of Royal Dutch. Royal Dutch will convene the EGM for December 16, 2005, at 2.00 pm Central European time, at Carel van Bylandtlaan 16, 2596 HR The Hague, The Netherlands. Shareholders of Royal Dutch will separately be provided notice of the EGM and proxy materials, in accordance with Dutch requirements and applicable NYSE requirements, that solicit their vote on the Merger and the other items to be voted upon at the EGM. The Proposed Transaction is also subject to the other conditions set out in Section IV.2, “The Proposed Transaction — Conditions to the Proposed Transaction”. If the Proposed Transaction is not completed before January 1, 2006, the Implementation Agreement may be terminated by Royal Dutch Shell or Royal Dutch. If the Implementation Agreement is so terminated, the parties thereto are obligated to take all reasonable steps to effectively reverse any steps taken in the Proposed Transaction, to the extent legally permissible and as determined by the parties to be practicable in the circumstances.
      The Proposed Transaction will unwind the cross-holdings of Royal Dutch and Shell Transport in Shell Petroleum and SPCo through the following steps:

(a) Shell Transport will receive newly issued bonus shares in SPCo and Royal Dutch shall consent and take other necessary actions to allow Shell Transport to be registered as holder of such shares. As consideration for Royal Dutch consenting and taking such actions, Shell Transport will transfer to Royal Dutch the entire interest in Shell Petroleum held by Shell Transport (other than four B shares that Shell Transport will retain for U.S. tax purposes);

(b) Royal Dutch will issue new Royal Dutch Shares to Royal Dutch Shell and, in consideration for such issue, Royal Dutch Shell shall contribute to Royal Dutch all of its shares in Shell Transport;

(c) Royal Dutch will contribute its remaining SPCo shares to its subsidiary Shell Transport; and

(d) upon completion of the above steps, Shell Petroleum and Royal Dutch will effect the Merger, following which Shell Petroleum will be the surviving entity and Royal Dutch and the Royal Dutch Shares will cease to exist.
      In connection with the Merger, the articles of association of Royal Dutch will be amended shortly before the Merger to reclassify the share capital of Royal Dutch into three classes: X shares held by Royal Dutch Shell, Y shares held by eligible UK resident Minority Holders electing to receive loan notes and ordinary shares held by Royal Dutch Shell and Minority Holders receiving cash. As described above, in the event the Merger is not completed before January 1, 2006 and the Implementation Agreement is terminated, the parties are obligated to take all reasonable steps to effectively reverse any steps taken in the Proposed Transaction to the extent legally permissable and as determined by the parties to be practicable in the circumstances. In that circumstance, the Royal Dutch articles of association could be amended to return to the original articles of association with the vote of a majority of the share capital voting together, so that the vote of the Royal Dutch Shares held by Royal Dutch Shell would control the outcome.
      The terms of the Merger are set forth in the Merger Proposal and the explanation to the Merger Proposal signed by each member of the Boards of Royal Dutch and Shell Petroleum. Under the terms of the Merger, a holder of Royal Dutch Shares will be allotted one Class A share of Shell Petroleum for every 31,978,937 Royal Dutch Shares held by such holder. Any holder that has been allotted 105 Class A shares will then be allotted one Class B share of Shell Petroleum for 28,521,530 Royal Dutch Shares held by it and then further Class A shares. In accordance with Dutch law, any shareholder who holds a fractional entitlement is only entitled to receive financial consideration for their fractional entitlements. Pursuant to the Merger Proposal, a holder of Royal Dutch Shares who is allotted a Class B share of Shell Petroleum in accordance with the foregoing, will not receive any consideration for further Royal Dutch Shares it holds. Further, Dutch law requires in this case that the Exchange Ratio (including the financial consideration) must be determined no later than on the date of signing of the Merger Proposal.
      The Proposed Transaction was structured, and the Exchange Ratio was determined, so that Royal Dutch Shell would receive shares in Shell Petroleum and all Minority Holders would be entitled to fractional entitlements. At the time the Merger is consummated, Royal Dutch Shell will be the holder of 3,418,059,943 Royal Dutch Shares and will be entitled to 105 Class A shares of Shell Petroleum and one Class B share of Shell Petroleum. Collectively, the Minority Holders hold less than 31,978,937 Royal Dutch Shares. Therefore, none of the Minority Holders will be entitled to either a Class A or Class B share of Shell Petroleum and instead each of the Minority Holders will be entitled to the Merger Consideration for their Royal Dutch Shares (or, in the case of eligible UK resident holders who so elect, exchangeable loan notes).
      Persons who at the time of the Merger becoming effective, have unexpired share subscription rights or option rights shall upon exercise thereof be compensated therefor in cash as of the Merger becoming effective; the amount shall be determined in accordance with section 2:320 paragraph 2 of the Dutch Civil Code.
      Each Minority Holder will be entitled to receive for their Royal Dutch Shares cash equivalent to the Merger Consideration. Holders of Royal Dutch Shares on the applicable record date will also receive the Royal Dutch interim dividend for the third quarter of 2005 of €0.46 per share (or $0.5556 per share for holders of New York registered shares), which will be payable on December 15, 2005. As in Dutch statutory squeeze out proceedings, the terms of the Merger provide (a) for interest to accrue on the Merger Consideration at the statutory rate of 4% per annum until the effective date of the Merger (expected to be December 21, 2005), as part of the consideration under the Merger, and (b) for any dividends payable in that period (before the deduction of any withholding tax from such dividend) to be deducted from that interest amount. As the interim dividend will exceed the amount of interest accrued at 4% per annum from October 31, 2005 to December 21, 2005 (the expected effective date of the Merger), no Interest is expected to be payable.
      Payments to holders of New York registered shares will be made in U.S. dollars based on the noon buying rate for euro in the City of New York for cable transfers as certified for customs purposes and as announced by the Federal Reserve Bank of New York on the business day prior to the effective date of the Merger (which is expected to be December 21, 2005). Payments to holders of Hague registered or bearer shares will be made in euro. Minority Holders that are eligible UK residents and that have given appropriate representations will be entitled to elect to receive certain exchangeable loan notes in lieu of, and in a sterling principal amount equivalent to, the aggregate Merger Consideration such holders would otherwise receive. Eligible holders who so elect will also be entitled to receive payment of the interim dividend and Interest, if any. Information regarding the exchangeable loan notes will be separately made available to eligible UK resident holders.
      Payment of the Merger Consideration (and Interest, if any) will be made by Shell Petroleum. For New York registered Royal Dutch Shares held through a bank or broker account utilizing the Depository Trust Company as custodian, payment will be made to the Depository Trust Company for further credit to each bank or broker account through which such Shares are held. For New York registered Royal Dutch Shares (other than those holding through a bank or broker account utilizing the Depository Trust Company as custodian), payment will be made to the account indicated by each Minority Holder in the Letter of Transmittal which will be sent to all holders of New York registered Royal Dutch Shares. Minority Holders of New York registered Royal Dutch Shares will be required to surrender their share certificates to receive payment. Instructions for surrendering share certificates will be set forth in such Letter of Transmittal. For Royal Dutch Shares in bearer form which are held through Euroclear Nederland, payment will be made to Euroclear Nederland which will distribute the funds to Minority Holders through its member institutions on the basis of the terms and conditions for such institutions. For Hague registered Royal Dutch Shares, payment of the Merger Consideration will be made to the account most recently indicated by each Minority Holder for the payment of dividends. Minority Holders of Hague registered Royal Dutch Shares who have not given account information, or who have given inaccurate account information, will receive payment upon providing evidence of ownership and information which allows Shell Petroleum to make payment. For Royal Dutch Shares in bearer form which are untraceable and for K-certificates, payment will be made upon the presentation of the certificates representing such shares: (i) for the period commencing on the effective date of the Merger (which is expected to be December 21, 2005) and ending December 31, 2006, to ABN AMRO, Issuing Institutions — Corporate Actions MF 2020, Kemelstede 2, 4817 ST Breda, The Netherlands; and (ii) for the period commencing on January 1, 2007 until the twentieth anniversary of the effective date of the Merger, to the registered address of Shell Petroleum in The Netherlands (currently, Carel van Bylandtlaan 30, 2596 HR The Hague, The Netherlands). After the twentieth anniversary of the effective date of the Merger, all rights to receive the Merger Consideration (and Interest, if any) will be forfeited. In the case of eligible UK resident Minority Holders electing to receive exchangeable loan notes, such loan notes will be issued in the manner described in the information made available to such holders.
      The Boards of Royal Dutch and Shell Petroleum have drawn up and approved the Merger Proposal. Among other things, the Merger Proposal states the parties to the Merger, the Exchange Ratio and payments to be made for fractional entitlements, the date from which and extent to which shareholders of Royal Dutch will share in the profits of Shell Petroleum, the date from which the financial information of Royal Dutch will be accounted for by Shell Petroleum, the contents of the articles of association before and after the Merger and the composition of the Board after the proposed Merger.
      The Merger Proposal, the statement of annual reports and accounts of Royal Dutch and Shell Petroleum for the three years ending December 31, 2004, statement of assets and liabilities for Royal Dutch and Shell Petroleum as of September 30, 2005, the statements of Deloitte and E&Y received pursuant to section 2:328 paragraph 1 of the Dutch Civil Code and the press release dated October 31, 2005 were deposited with the trade register in The Hague on October 31, 2005, for inspection. Copies of the documents deposited with the trade register, the explanation of the Merger Proposal, the reports of Deloitte and E&Y pursuant to section 2:328 paragraph 2 of the Dutch Civil Code, a text of the disclosure document (dated October 31, 2005) and the Implementation Agreement may be inspected at the registered address of Royal Dutch and Shell Petroleum, Carel van Bylandtlaan 30, 2596 HR The Hague, The Netherlands. An advertisement will be published in the Dutch newspaper NRC Handelsblad stating that the documents described above were deposited. Following this, creditors of Royal Dutch and Shell Petroleum have a one month opposition period. That period will expire on December 2, 2005. Neither Royal Dutch Shell nor Shell Petroleum have made any provision in connection with the Proposed Transaction which grant the Minority Holders access to the corporate files of Royal Dutch Shell or Shell Petroleum or to obtain counsel or appraisal services at the expense of Royal Dutch Shell or Shell Petroleum. Under Dutch law, security holders are not entitled to any appraisal rights or other similar rights in connection with the Proposed Transaction.
      The Proposed Transaction is expected to be completed on December 21, 2005.

2.	Conditions to the Proposed Transaction
      Pursuant to the Implementation Agreement, the execution of the Proposed Transaction is (except to the extent waived by all parties to the Implementation Agreement) subject to the following conditions:

•	an accountants statement pursuant to article 2:94b(2) of the Dutch Civil Code relating to the value of Shell Transport in relation to the contribution of the entire issued ordinary share capital of Shell Transport to Royal Dutch having been received;

•	the Schedule 13E-3, together with the exhibits thereto (the “Schedule 13E-3”), having been filed with the SEC and no enforcement proceedings related to the Schedule 13E-3 having been initiated or threatened by the SEC and a disclosure document having been provided to Royal Dutch shareholders no less than 20 days prior to the EGM in accordance with Rule 13e-3 under the Exchange Act;

•	the FSA indicating, in accordance with Part XII FSMA and either unconditionally or on terms that are satisfactory to each party affected by such terms, that it approves:
        a. the increase in control by Shell Transport over SPCo; and
        b. the acquisition of control by Shell Petroleum over Shell Transport,

as notified to the FSA by or on behalf of these companies, in accordance with Part XII FSMA, for the purposes of the Transaction;

•	Royal Dutch and Shell Petroleum having obtained (i) written confirmation from the trade register in The Hague that the Merger Proposal and the certain other documents required to be filed under Dutch law have been on file for public inspection for a period of one month and (ii) evidence that no petition (as described in article 2:316 (2) of the Dutch Civil Code) has been filed, or that all such petitions have been withdrawn or dismissed by the Court;

•	the EGM having adopted resolutions to (i) approve the Unwind, (ii) issue 1,379,680,000 shares to Royal Dutch Shell against the contribution in kind of the entire issued ordinary share capital of Shell Transport, (iii) amend the articles of association of Royal Dutch in two steps and (iv) to merge Royal Dutch with Shell Petroleum as described in the Merger Proposal;

•	a declaration of no objection having been received from the Dutch Ministry of Justice in respect of the proposed amendments of the articles of association of Royal Dutch;

•	Royal Dutch having provided to SPCo a consent for the issue of 1,262,361,568 bonus shares by SPCo to Shell Transport and having signed the requisite written resolutions;

•	the general meeting of shareholders of Shell Petroleum having resolved to amend the articles of association of Shell Petroleum and a declaration of no objection having been received from the Dutch Ministry of Justice in respect of the proposed amendment of the articles of association of Shell Petroleum;

•	the board of management of Shell Petroleum having resolved upon the merger with Royal Dutch as described in the Merger Proposal;

•	Royal Dutch Shell certifying in writing that certain of the above conditions have been satisfied; and

•	a notarial deed containing the minutes of the general meeting of shareholders of Royal Dutch having been drawn up.

3.	Source and Amount of Funds
      The total amount of funds that may be required to compensate the Minority Holders for all of their Royal Dutch Shares will be approximately €1.6 billion or $2.0 billion based on the noon buying rate as of October 28, 2005 (assuming all Minority Holders receive cash). Shell Petroleum will fund the payments from cash on hand. To the extent eligible UK resident Minority Holders elect to receive exchangeable loan notes, such loan notes will be issued by Shell Petroleum, and upon exchange thereof, holders of loan notes will receive Royal Dutch Shell Class A ordinary shares. Any consideration paid by the issuance of exchangeable loan notes will reduce cash paid by Shell Petroleum to Minority Holders on consummation of the Proposed Transaction.
      Because Shell Petroleum has available sufficient funds to make payments for all outstanding Royal Dutch Shares held by the Minority Holders at the price being offered, there are no alternative financing plans or arrangements.

4.	Transaction Expenses
      The following is an estimate of fees and expenses to be incurred in connection with the Proposed Transaction.

Filing	$240,000
Legal	4,600,000
Accounting	450,000
Printing	100,000
Fees relating to fairness reports and opinions	1,200,000
Miscellaneous	1,600,000

Total	$8,190,000

V.                CERTAIN U.S. FEDERAL INCOME TAX AND DUTCH TAX CONSEQUENCES

1.	Material U.S. Federal Income Tax Consequences of the Proposed Transaction

General
      The following describes the material U.S. Federal income tax consequences of the Proposed Transaction to holders of Royal Dutch Shares. This description is the opinion of Cravath, and is limited as described below. This description applies only to holders of Royal Dutch Shares that are U.S. holders.
      For purposes of this description, a U.S. holder means:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized under the laws of the United States or any of its political subdivisions;

•	a trust, if (i) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. fiduciaries have the authority to control all substantial decisions of the trust or (ii) the trust has made a valid election under applicable U.S. Treasury regulations to be treated as a U.S. person; or

•	an estate that is subject to U.S. Federal income tax on its income regardless of its source.
      If a partnership holds Royal Dutch Shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Each partner of a partnership holding Royal Dutch Shares is urged to consult his, her or its own tax advisor.
      This description is based upon the Internal Revenue Code of 1986, as amended, Treasury regulations, administrative rulings and judicial decisions currently in effect, all of which are subject to change, possibly with retroactive effect. The description applies only to holders of Royal Dutch Shares that hold their Royal Dutch Shares as a capital asset (generally, for investment purposes). Further, the description does not address all aspects of U.S. Federal income taxation that may be relevant to a particular shareholder in light of his, her or its personal investment circumstances or to shareholders subject to special treatment under the U.S. Federal income tax laws, including:

•	insurance companies;

•	tax-exempt organizations;

•	dealers in securities or foreign currency;

•	banks or trusts;

•	persons that hold their Royal Dutch Shares as part of a straddle, a hedge against currency risk or a constructive sale or conversion transaction;

•	holders that have a functional currency other than the U.S. dollar;

•	investors in pass-through entities;

•	shareholders who acquired their Royal Dutch Shares through the exercise of options, or otherwise as compensation or through a tax-qualified retirement plan; or

•	holders of options granted under any Royal Dutch benefit plan.
      Furthermore, this description does not address any non-income tax or any state, local or non-U.S. tax consequences of the Proposed Transaction. The description also does not address the tax consequences of any other transaction. Accordingly, each holder of Royal Dutch Shares is strongly urged to consult with a tax advisor to determine the particular Federal, state, local or non-U.S. income or other tax consequences of the Proposed Transaction.

Taxation of the Proposed Transaction
      A U.S. holder will recognize capital gain or loss upon the Merger in an amount equal to the difference between the amount of Merger Consideration and such U.S. holder’s adjusted tax basis in the Royal Dutch Shares. Under current law, capital gains realized by corporate and individual taxpayers are generally subject to U.S. Federal income taxes at the same rate as ordinary income, except that long-term capital gains realized by non-corporate U.S. holders are subject to U.S. Federal income taxes at a maximum rate of 15% for taxable years beginning before January 1, 2009 (and 20% thereafter). Certain limitations exist on the deductibility of capital losses by both corporate and individual taxpayers. Capital gains and losses on the receipt of Merger Consideration generally should constitute gains or losses from sources within the United States.
      For U.S. holders who receive foreign currency in connection with the Merger, the amount realized will be based on the U.S. dollar value of the foreign currency received with respect to such Royal Dutch Shares as determined on the date such U.S. holders actually or constructively receive such payment.

United States Backup Withholding and Information Reporting
      In general, information reporting requirements will apply to payments of Merger Consideration in respect of U.S. holders other than certain exempt persons (such as corporations). A 28% backup withholding tax (31% for 2011 and thereafter) will apply to such payments if the U.S. holder fails to provide a correct taxpayer identification number or other certification of exempt status or, with respect to certain payments, the U.S. holder fails to report in full all dividend and interest income and the Internal Revenue Service notifies the payer of such under-reporting. Amounts withheld under the backup withholding rules may be credited against a holder’s U.S. Federal tax liability, and a refund of any excess amounts withheld under the backup withholding rules may be obtained by filing the appropriate claim form with the Internal Revenue Service.
2.     Material Dutch Tax Consequences of the Proposed Transaction
      The following describes certain material Dutch tax consequences of the Proposed Transaction for a holder of Royal Dutch Shares. This description is not intended to be applicable in all respects to all categories of investors. This section does not purport to describe all possible Dutch tax considerations or consequences that may be relevant to a holder. Holders of Royal Dutch Shares should consult advisers with regard to the tax consequences of the Proposed Transaction. This section does not purport to describe the possible Dutch tax considerations or consequences that may be relevant to a holder of Royal Dutch Shares who receives or has received any benefits from the Royal Dutch Shares as employment income, deemed employment income or otherwise as compensation.
      This section does not purport to describe the possible Dutch tax considerations or consequences that may be relevant to a holder of Royal Dutch Shares who has a substantial interest (aanmerkelijk belang) or a fictitious substantial interest, as defined in the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001), in Royal Dutch.
      Except as otherwise indicated, this section only addresses Dutch tax legislation and regulations, as in effect on the date hereof and as interpreted in published case law on the date hereof and is subject to change after such date, including changes that could have retroactive effect. A change in legislation or regulations may thus invalidate all or part of this section. Unless otherwise specifically stated herein, this section does not express any view on Dutch international tax law or on the rules promulgated under or by any treaty or treaty organization and does not express any view on any Dutch legal matter other than Dutch tax law.

Withholding tax on Proposed Transaction
      The consideration received by the holder of a Royal Dutch Shares in exchange for his Royal Dutch Share pursuant to the Merger will not be subject to Dutch dividend withholding tax.

Dutch taxes on income and capital gains

Residents of The Netherlands
      The description of certain Dutch tax consequences in this Section V.2 is only intended for the following holders of Royal Dutch Shares:

(A) individuals who are resident or deemed to be resident in The Netherlands for purposes of Dutch taxation;

(B) individuals who opt to be treated as a resident in The Netherlands for purposes of Dutch taxation ((A) and (B) jointly “Dutch Individuals”); and

(C) entities (“Dutch Corporate Entities”) that are subject to the Dutch Corporate Income Tax Act 1969 (“CITA”) and are resident or deemed to be resident of The Netherlands for the purposes of the CITA, excluding:

•	pension funds (pensioenfondsen) and other entities that are exempt from Dutch corporate income tax;

•	entities which are entitled to the participation exemption with respect to the “A” Shares and/or “B” Shares based on article 13, CITA; and

•	investment institutions (beleggingsinstellingen) as defined in article 28, CITA.

Dutch Individuals not engaged or deemed to be engaged in an enterprise or receiving benefits from miscellaneous activities
      Generally, a Dutch Individual who holds Royal Dutch Shares that are not attributable to an enterprise from which he derives profits as an entrepreneur (ondernemer) or pursuant to a co-entitlement to the net worth of such enterprise other than as an entrepreneur or a shareholder, or attributable to miscellaneous activities (overige werkzaamheden), will be subject annually to an income tax imposed on a fictitious yield on such shares under the regime for savings and investments (Box III). Irrespective of the actual income or capital gains realized, the annual taxable benefit of all the assets and liabilities of a Dutch Individual that are taxed under this regime, including the Royal Dutch Shares, is set at a fixed amount. This fixed amount equals 4 per cent. of the average fair market value of these assets and liabilities, including of the Royal Dutch Shares, measured, in general, at the beginning and end of every calendar year. The current tax rate under the regime for savings and investments is a flat rate of 30 per cent.
      Consequently, the disposal of Royal Dutch Shares upon the Merger will not in itself result in Dutch taxation for such a Dutch Individual.

Dutch Individuals engaged or deemed to be engaged in an enterprise or receiving benefits from miscellaneous activities
      Any benefits derived or deemed to be derived from the Royal Dutch Shares (including any capital gains realized on the disposal thereof upon the Merger) that are either attributable to an enterprise from which a Dutch Individual derives profits, whether as an entrepreneur or pursuant to a co-entitlement to the net worth of such enterprise (other than as an entrepreneur or a shareholder), or attributable to miscellaneous activities (overige werkzaamheden) are generally subject to income tax in the Dutch Individual’s hands at statutory progressive rates (currently up to 52 per cent.).

Dutch Corporate Entities
      Any benefits derived or deemed to be derived from Royal Dutch Shares (including any capital gains realized on the disposal thereof upon the Merger) that are held by a Dutch Corporate Entity are generally subject to corporate income tax at statutory rates (currently 27 per cent. for profits up to and including €22,689 and 31.5 per cent. thereafter).

Non-residents of The Netherlands
      A holder other than a Dutch Individual or Dutch Corporate Entity will not be subject to Dutch taxes on income or on capital gains in respect of the ownership and disposal of Royal Dutch Shares, except if:

(a) such holder derives profits from an enterprise, whether as entrepreneur (ondernemer) or pursuant to a co-entitlement to the net worth of such enterprise, other than as an entrepreneur or a shareholder which enterprise is, in whole or in part, carried on through a permanent establishment (vaste inrichting) or a permanent representative (vaste vertegenwoordiger) in The Netherlands to which the Royal Dutch Shares are attributable; or

(b) the holder is an individual and derives benefits from miscellaneous activities (resultaat uit overige werkzaamheden) performed in The Netherlands in respect of the Royal Dutch Shares, including, without limitation, activities which are beyond the scope of active portfolio investment activities.
VI.     MISCELLANEOUS
      In connection with the Proposed Transaction contemplated hereby, Royal Dutch Shell and Shell Petroleum have not, as of the date hereof, employed, retained or compensated other persons to make solicitations or recommendations to Royal Dutch shareholders. The Boards of Royal Dutch Shell, Royal Dutch and Shell Petroleum were assisted by a working group of senior finance, accounting and legal personnel from the Shell Group. While no specific use of corporate assets of Royal Dutch is contemplated by Royal Dutch Shell or Shell Petroleum in connection with the Proposed Transaction, it is possible that some such use, none of which is expected to be material, may occur.
      A document containing substantially the same text as this Disclosure Document will be filed with the SEC and will be provided to shareholders of Royal Dutch in order to comply with applicable U.S. securities laws.
VII.     ADDITIONAL INFORMATION
      Additional information concerning the Proposed Transaction may be found in the Rule 13e-3 Transaction Statement and exhibits in the Schedule 13E-3, including amendments thereto, as and when filed with the SEC under the Exchange Act by Royal Dutch Shell and Shell Petroleum and on www.shell.com/royaldutchmerger. Neither the website, nor its content, is incorporated by reference herein. Following delivery thereof to Royal Dutch or Shell Petroleum, copies of the opinions, certifications and reports described under Section II.4(b), “Special Factors — Certain Opinions and Reports” may be obtained by mail through written request to Royal Dutch and will also be filed as exhibits to the Schedule 13E-3 and made available on the website.
      Additional information on Royal Dutch and the Shell Group can be found in the Annual Report on Form 20-F of Royal Dutch (jointly filed with Shell Transport) with respect to the fiscal year ended December 31, 2004, as amended on May 4, 2005 (the “Royal Dutch 20-F”).
      Royal Dutch is, as of the date of this Disclosure Document, subject to the informational reporting requirements of the Exchange Act, and accordingly files or furnishes reports and other information with the SEC. Reports and other information filed by Royal Dutch with the SEC, including in the Royal Dutch 20-F, can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, U.S.A. Copies of those materials can be obtained at prescribed rates from the SEC’s Public Reference Section at 100 F Street, N.E., Washington, D.C. 20549, U.S.A. Further information on the operation of the SEC’s Public Reference Room in Washington, D.C. can be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet website that contains reports and other information about issuers, such as Royal Dutch, who file electronically with the SEC. The address of that website is www.sec.gov.

      Neither Royal Dutch Shell nor Shell Petroleum nor any of their respective affiliates has authorized any person to provide any information or to make any representation in connection with this Disclosure Document or the Proposed Transaction referred to herein other than the information contained or referenced in this Disclosure Document. If any person provides any of this information or makes any representation of this kind, that information or representation must not be relied upon as having been authorized by either of Royal Dutch Shell or Shell Petroleum or such affiliate.

SCHEDULE I
      The following is a list of the executive officers and directors of Royal Dutch Shell and Shell Petroleum setting forth, for each person, the name, citizenship, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and the five-year employment history of such person.

Name, Citizenship, Position
at Royal Dutch Shell/	Present Principal Occupation
Shell Petroleum	or Employment*	Five Year Employment History

Aad Jacobs The Netherlands Non-Executive Chairman of Royal Dutch Shell	Non-Executive Chairman of the Board of Directors of Royal Dutch Shell	He was appointed a member of the Royal Dutch supervisory board in 1998 and Chairman of the Royal Dutch supervisory board (currently Non-Executive Chairman) in 2002 and Non-Executive Chairman of the Royal Dutch Shell Board of Directors in 2004. He has been Chairman of the supervisory boards of Joh. Enschedé B.V., which engages in printing commercial and confidential documents, since 1998, Imtech N.V., which provides technical services in the fields of information & communication technology and electrical & mechanical engineering, since 2001 and VNU N.V., a global information and media company, since 1998; Vice-Chairman of the supervisory boards of Buhrmann N.V., which supplies office products to businesses and institutions, since 1998 and SBM Offshore (formerly IHC Caland N.V.), which engages as a supplier to the offshore oil and gas industry, since 1998; and a member of the supervisory board of ING Groep N.V., a financial services company, since 1998.
Lord Kerr of Kinlochard England Deputy Chairman and senior independent Non-Executive Director of Royal Dutch Shell	Deputy Chairman of the Board of Directors and Senior Independent Non-Executive Director of Royal Dutch Shell	He was a Non-Executive Director of Shell Transport from 2002 to 2005 and has been Deputy Chairman and Senior Independent Non-Executive Director of Royal Dutch Shell in 2004. Previously, he served in various jobs in the UK Diplomatic Service from 1966 to 2002, including as UK Permanent Representative to the European Union, British Ambassador to the U.S., Foreign Office, Permanent Under Secretary of State and Head of the UK Diplomatic Service. On leaving government service he was appointed Secretary-General of the European Convention from 2002 to 2003. A member of the House of Lords since 2004 and Chairman of the Court and Council of Imperial College, London, he has been a trustee and Deputy Chairman of the National Gallery since 2002 and a trustee of the Rhodes Trust since 1997. He has been a non-executive Director of Rio Tinto plc and Rio Tinto Limited (both engaged in finding, mining and processing mineral resources) since 2003 and Scottish American Investment Company plc, an investment company, since 2002.

Name, Citizenship, Position
at Royal Dutch Shell/	Present Principal Occupation
Shell Petroleum	or Employment*	Five Year Employment History

Jeroen van der Veer The Netherlands Chief Executive of Royal Dutch Shell Principal Director of Shell Petroleum	Chief Executive of Royal Dutch Shell	He was appointed President (currently Chief Executive) of Royal Dutch in 2000, having been a Managing Director since 1997. He was appointed Chairman of the Committee of Managing Directors of the Shell Group in March 2004 and Chief Executive of Royal Dutch Shell in 2004. He has also been a non-executive director of Unilever (which includes Unilever N.V., Unilever plc and Unilever Holdings Ltd and engages in the worldwide manufacture and supply of consumer goods) since 2002. He was a member of the supervisory board of De Nederlandsche Bank N.V. (The Netherlands central bank) from 2000 to 2004.
Peter Voser Switzerland Chief Financial Officer of Royal Dutch Shell Principal Director of Shell Petroleum	Chief Financial Officer of Royal Dutch Shell	He was employed from 1982 to March 2002 by the Shell Group in a variety of finance and business roles in Switzerland, the UK, Argentina and Chile, including Group Chief Internal Auditor of the Shell Group, Chief Financial Officer of Shell Europe Oil Products and Chief Financial Officer of Shell International Oil Products. He was appointed Managing Director of Shell Transport, a Group Managing Director and Chief Financial Officer and an Executive Director of Royal Dutch Shell with effect from October 2004. From March 2002 until September 2004, he was Chief Finance Officer and Member of the Group executive committee of the Asea Brown Boveri group of companies, based in Switzerland and engaged in the energy and automation business areas. He has been a member of the supervisory board of Aegon N.V., which is engaged in the insurance business, since 2004, UBS AG, a financial services firm, since 2005 and was a member of the Swiss-American Chamber of Commerce from 2003 to 2004.
Malcolm Brinded England Executive Director, Exploration and Production of Royal Dutch Shell Principal Director of Shell Petroleum	Executive Director, Exploration and Production, of Royal Dutch Shell	He joined the Shell Group in 1974 and has held various positions around the world. He was Country Chair for the Shell Group in the UK from 1999 to 2002 and Director of Planning, Environment and External Affairs at Shell International Ltd. from 2001 to 2002. He was a Managing Director of Royal Dutch from 2002 to 2005. In March 2004, he was appointed a Director and Managing Director of Shell Transport and became Vice-Chairman of the Committee of Managing Directors and in 2004 became an Executive Director of Royal Dutch Shell. He co-chaired the UK Industry Leadership Team from 1998 to 2001, covering all UK upstream industry operators, contractors and suppliers.

Name, Citizenship, Position
at Royal Dutch Shell/	Present Principal Occupation
Shell Petroleum	or Employment*	Five Year Employment History

Linda Cook United States Executive Director, Gas & Power, of Royal Dutch Shell Principal Director of Shell Petroleum	Executive Director, Gas & Power, of Royal Dutch Shell	She was Chief Executive Officer for Shell Gas & Power from 2000 to 2003. She was President and Chief Executive Officer and a member of the Board of Directors of Shell Canada Limited from 2003 to 2004. In August 2004, she was appointed a Managing Director (currently Executive Director) of Royal Dutch and became a Group Managing Director and Chief Executive Officer of Shell Gas & Power. In 2004 she became an Executive Director of Royal Dutch Shell. She has been non-executive Director of The Boeing Company, an aerospace company, since 2003.
Rob Routs The Netherlands Executive Director, Oil Products and Chemicals, of Royal Dutch Shell Principal Director of Shell Petroleum	Executive Director, Oil Products and Chemicals, of Royal Dutch Shell	He joined the Shell Group in 1971 and has held various positions in The Netherlands, Canada and the U.S.A. He was President and Chief Executive Officer of Shell Oil Products U.S.A. and President of Shell Oil Company and Country Chair for the Shell Group in the U.S.A. from 2002 to 2003. He was a Managing Director of Royal Dutch from 2003 to 2005 and became a Group Managing Director with effect from July 2003 and an Executive Director of Royal Dutch Shell since 2004. He was Chief Executive Officer of Equilon Enterprise LLC, (a joint venture between Shell and Texaco), from 2000 to 2002. He is also a director of INSEAD (a worldwide business school).
Maarten van den Bergh The Netherlands Non-Executive Director of Royal Dutch Shell	Chairman of the Board of Directors of Lloyds TSB Group plc, which engages in consumer and commercial banking and the insurance and investment business and has its principal business address at 25 Gresham Street, London, EC2V 7HN, England.	He was President of Royal Dutch from 1998 to 2000 having been a Managing Director of Royal Dutch since 1992. He was a member of the Royal Dutch supervisory board from 2000 to 2005 and became a Non-Executive Director of Royal Dutch Shell in 2004. He has been Chairman of the Board of Directors of Lloyds TSB Group plc since 2001 and a Non-Executive director of BT Group plc, a telecommunications company, since 2000, British Airways plc, an international airline, since 2002 and a member of the supervisory board of Akzo Nobel N.V., which manufactures paint, chemicals, salt and healthcare products, since 2005.

Name, Citizenship, Position
at Royal Dutch Shell/	Present Principal Occupation
Shell Petroleum	or Employment*	Five Year Employment History

Sir Peter Burt U.K. Non-Executive Director of Royal Dutch Shell	Chairman of ITV plc, which engages in television broadcasting and production, pay and digital TV and television leasing and has its principal business address at The London Television Centre, Upper Ground, London SE1 9LT, England.	He was a Non-Executive Director of Shell Transport from 2002 to 2005 and became a Non-Executive Director of Royal Dutch Shell in 2004. He was the Executive Deputy Chairman of HBOS plc and subsidiaries, engaged in commercial banking, from 2001 to 2003 and was Group Chief Executive of the Bank of Scotland, engaged in commercial banking, from 1996 to 2001. He has been Chairman of ITV plc since 2004, a director of a number of charitable organizations and non-executive director of Templeton Emerging Markets Trust plc, an investment trust for emerging markets, since 2004. He was a partner of Gleacher Partners LLP in 2003 and has been a partner of Gleacher Shudclock LLP (known as Gleacher Shudclock Ltd) since 2003, both engaged in investment banking.
Mary R. (Nina) Henderson United States Non-Executive Director of Royal Dutch Shell	Non-Executive Director of Royal Dutch Shell	She was a Non-Executive Director of Shell Transport from 2001 to 2005 and became a Non-Executive Director of Royal Dutch Shell in 2004. She was a director of the Hunt Corporation, engaged in the manufacture and distribution of office and art/ framing supplies, from 1991 to 2002. She has been a Director of Pactiv Corporation, a producer of specialty packaging products, since 2000, AXA Financial Inc., a provider of diversified financial services, since 1996, Del Monte Foods Company, a manufacturer and marketer of processed foods, since 2002 and Visiting Nurse Service of New York, a healthcare service provider, since 1997.
Sir Peter Job Britain Non-Executive Director of Royal Dutch Shell	Non-Executive Director of Royal Dutch Shell	He was a Non-Executive Director of Shell Transport from 2001 to 2005 and became a Non-Executive Director of Royal Dutch Shell in 2004. He was Chief Executive of Reuters Group plc, a provider of news services, from 1991 to 2001, a member of the supervisory board of Bertelsmann AG, a publishing and communications company, from 2002 to 2005, non-executive director of GlaxoSmithKline plc, a pharmaceuticals company, from 2000 to 2004, and a non-executive director Multex.com Inc., a provider of global financial information, from 2002 to 2003. He has been a non-executive director of Schroders plc, a global asset management company, since 1999, TIBCO Software Inc, a software company, since 2000, Instinet Group Inc, an provider of electronic trading solutions, since 2000 and a member of the supervisory board of Deutsche Bank AG, a provider of banking and financial services, since 2001.

Name, Citizenship, Position
at Royal Dutch Shell/	Present Principal Occupation
Shell Petroleum	or Employment*	Five Year Employment History

Wim Kok The Netherlands Non-Executive Director of Royal Dutch Shell	Non-Executive Director of Royal Dutch Shell	He was a member of the Royal Dutch supervisory board from 2003 to 2005. He was appointed Dutch Prime Minister in 1994, serving for two periods of government up to July 2002. Since 2003 he has been a member of the supervisory boards of ING Groep N.V., a financial services company, KLM N.V., an international airline, and TNT N.V. (formerly TPG N.V.), a global provider of mail, express and logistics services.
Jonkheer Aarnout Loudon The Netherlands Non-Executive Director of Royal Dutch Shell	Chairman of the Supervisory Board of ABN AMRO Holding N.V., which provides financial services including retail banking, private banking, asset management and investment banking services and has its principal business address at Gustav Mahlerlaan 10, Amsterdam, 1082PP, The Netherlands, and Akzo Nobel N.V., which manufactures paint, chemicals, salt and healthcare products and has its principal business address at Velperweg 76, 6824 BM Arnhem, Postbus 9300,
	6800 SB Arnhem, The Netherlands.	He was appointed a member of the Royal Dutch supervisory board (currently a Non-Executive Director) in 1997 and a Non-Executive Director of Royal Dutch Shell in 2004. He was a non-executive director of Corus Group plc, which engages in the manufacturing processing and distribution of metal products and provides design, technology and consultancy services, from 1999 to 2002 and Hollandsche Betongroep N.V., an international construction company, from 1995 to 2002. He has been Chairman of the Supervisory Board of ABN AMRO Holding N.V. since 1996, the Supervisory Board of Akzo Nobel N.V. since 1995, a member of the International Advisory Board of Allianz AG, an insurance and financial services company, since 1984 and a member of the supervisory board of Het Concertgebouw N.V., a concert hall, since 1993. He was a partner of Maat Schap S-Gravenhage, from 1995 to 2005.

Name, Citizenship, Position
at Royal Dutch Shell/	Present Principal Occupation
Shell Petroleum	or Employment*	Five Year Employment History

Christine Morin-Postel France Non-Executive Director of Royal Dutch Shell	Non-Executive Director of Royal Dutch Shell	She was appointed a member of the Royal Dutch supervisory board (currently a Non-Executive Director) in 2004 and a Non-Executive Director of Royal Dutch Shell in 2004. From 1998 until March 2001, she was Chief Executive and Chairman of the Management Committee of Societe Generale de Belgique, an international and industrial services group. She was Executive Vice-president of Suez S.A., an international and industrial services group, from 2000 to 2003. She was a non-executive director of Arlington Capital Investors Europe, an investment management company, from 2002 to 2005 and Fortis S.A./N.V., an international financial services company, from 1998 to 2003. She has been a non-executive director of Alcan Inc., a manufacturer of aluminum, light gauge sheet, foil and packaging products, since 2003, Pilkington plc, a manufacturer of glass and glazing products, since 2003 and 3i Group plc, which is engaged in private equity and venture capital, since 2002.
Lawrence Ricciardi United States Non-Executive Director of Royal Dutch Shell	Senior Advisor to Jones Day Reaves & Pogue, a law firm that has its business address at 222 East 41st St., New York, NY 10017-6702, and to Lazard Freres & Co., which provides financial services, including mergers and acquisitions, asset management, corporate restructuring, underwriting, securities placement and research services and has its business address at 30 Rockefeller Plaza, New York, NY 10020.	He was appointed a member of the Royal Dutch supervisory board (currently a Non-Executive Director) in 2001 and a Non-Executive Director of Royal Dutch Shell in 2004. He was previously Senior Vice President and General Counsel of IBM, which creates, develops and manufactures advanced information technologies, from 1995 to 2002. He has been Senior Advisor to the law firm Jones Day and to Lazard Freres & Co. since 2003 and a member of the Board of Directors of The Reader’s Digest Association, Inc., which is engaged in publishing and direct marketing, since 1998.

*	Unless otherwise indicated, the business address of each of the above persons is Royal Dutch Shell, Carel van Bylandtlaan 30, 2596 HR The Hague, The Netherlands.

Compensation Information
      Currently, Mr. Jacobs, Mr. van der Veer, Ms. Cook, Mr. Loudon, Ms. Morin-Postel and Mr. Ricciardi serve on the Board of Royal Dutch. Prior to the creation of a single-tier governance structure on July 4, 2005, Mr. Jacobs, Mr. van den Bergh, Mr. Kok, Mr. Loudon, Ms. Morin-Postel and Mr. Ricciardi served on the Royal Dutch supervisory board and Mr. van der Veer, Mr. Brinded, Ms. Cook and Mr. Routs served on the Royal Dutch board of management. Their compensation related to these roles for the years 2004, 2003 and 2002 is described in the Royal Dutch Remuneration Report contained in the Royal Dutch 20-F beginning on page R-13, which is incorporated herein by reference.
      For the nine months ending September 30, 2005, Mr. van der Veer received approximately €2.5 million in connection with his roles in the Shell Group, including as Chief Executive of both Royal Dutch (for which he received a director’s fee of €50,000 for the period from January 1 to July 1, 2005) and Royal Dutch Shell and as a Principal Director of Shell Petroleum.
      For the nine months ending September 30, 2005, Ms. Cook received approximately €1.2 million in connection with her roles in the Shell Group, including as an Executive Director of both Royal Dutch (for which she received a director’s fee of €30,000 for the period from January 1 to July 1, 2005) and Royal Dutch Shell and as a Principal Director of Shell Petroleum.
      For the period from January 1 to July 1, 2005, the current Non-Executive Directors of Royal Dutch received the following approximate amounts in connection with their roles as members of the Royal Dutch Supervisory Board:

Mr. Jacobs	€38,500
Mr. Loudon	€34,500
Ms. Morin-Postel	€31,000
Mr. Ricciardi*	€42,875
      After July 1, 2005, all Non-Executive Directors of Royal Dutch receive £1,000 annually for their services as Non-Executive Directors of Royal Dutch.
      In connection with their services as Non-Executive Directors of Royal Dutch Shell, the current Non-Executive Directors of Royal Dutch will receive the following approximate amounts in connection with their roles on the Board of Royal Dutch Shell in 2005 (from July 1, 2005):

Mr. Jacobs	£75,000
Mr. Loudon	£49,000
Ms. Morin-Postel	£42,500
Mr. Ricciardi*	£56,500

*	Mr. Ricciardi’s compensation includes amounts received for intercontinental travel to attend meetings, which was €2,375 per meeting for the Royal Dutch Supervisory Board and £3,000 per meeting for Royal Dutch Shell (the fee for Royal Dutch Shell is not paid for one meeting per year held in a location other than The Hague or London).

ANNEX A

The Board N.V. Koninklijke Nederlandsche Petroleum Maatschappij (Royal Dutch Petroleum Company) Carel van Bylandtlaan 30 2596 HR The Hague The Netherlands	Corporate Finance ABN AMRO Bank N.V. Gustav Mahlerlaan 10 1082 PP Amsterdam Mailing address P.O. Box 283 1000 EA Amsterdam The Netherlands Telephone +31 20 628 93 93 Telex 11006 ABAM NL

Letter of opinion	31 October 2005
Dear Sirs,
      We understand that it is proposed that Royal Dutch Shell plc, a public company incorporated under the laws of England and Wales (“Royal Dutch Shell”) and N.V. Koninklijke Nederlandsche Petroleum Maatschappij (Royal Dutch Petroleum Company), a company incorporated under the laws of The Netherlands (the “Company” or “Royal Dutch”) implement an internal restructuring (the “Proposed Transaction”) and that as part of the restructuring Royal Dutch would be merged (the “Merger”) into its subsidiary, Shell Petroleum N.V., a company incorporated under the laws of The Netherlands (“SPNV”). Pursuant to the terms of the Merger, as set out in the implementation agreement dated 31 October 2005 (the “Implementation Agreement”), we understand that the holders of ordinary shares, nominal value Euro 0.56 per share, in the capital of the Company (each a “Royal Dutch Share” and each beneficial owner of a Royal Dutch Share a “Royal Dutch Shareholder”) will be allotted one class A share, nominal value Euro 200,000,000, of SPNV for every 31,978,937 Royal Dutch Shares held, and, after the allotment of 105 class A shares, will be allotted one class B share, nominal value Euro 178,376,978, of SPNV for 28,521,530 Royal Dutch Shares held (the “Exchange Ratio”). As a consequence of the Exchange Ratio, the Royal Dutch Shareholders other than Royal Dutch Shell (the “Minority Shareholders”, and each, a “Minority Shareholder”) would only be entitled to a fractional entitlement and, as a function of Dutch law, they will be entitled, in lieu of such fractional entitlements, to receive Euro 52.21 (or the US dollar equivalent based on the noon buying rate for Euro in New York as announced by the Federal Reserve Bank of New York on the business day prior to the effective date of the Merger) per Royal Dutch Share in cash (the “Merger Consideration”).
      On 20 July 2005, Royal Dutch Shell, Royal Dutch and The “Shell” Transport and Trading Company, p.l.c. (currently known as The Shell Transport and Trading Company Limited) (“Shell Transport”) jointly announced that all conditions to the public exchange offer by Royal Dutch Shell for Royal Dutch (the “RD Offer”) and the scheme of arrangement of Shell Transport (together, the “Unification Transaction”) had been satisfied or waived and the Unification Transaction had completed. Under the RD Offer, Royal Dutch Shareholders were offered 2 class A shares, nominal value Euro 0.07 per share, in the capital of Royal Dutch Shell (the “Royal Dutch Shell Class A Shares” and together with the class B shares, nominal value Euro 0.07 per share, in the capital of Royal Dutch Shell the “Royal Dutch Shell Shares”) in exchange for each Royal Dutch Share.
      The Board of the Company has asked for ABN AMRO Bank N.V.’s (“ABN AMRO”) opinion as to whether the Exchange Ratio and the Merger Consideration pursuant thereto are fair, from a financial point of view, to the Minority Shareholders who will receive the Merger Consideration in the Merger.
ABN AMRO Bank N.V., Established in Amsterdam
Register of Commerce Amsterdam no. 33002587
VAT no. NL 00 30 27 144 B01

    For the purposes of providing its opinion, ABN AMRO has:

1. Reviewed certain publicly available business and financial information relating to the Company, including the audited annual accounts for the consecutive financial years ending 31 December 1999 through 31 December 2004 and the unaudited nine-month financial figures for the period ending 30 September 2005;

2. Reviewed certain publicly available business and financial information relating to Shell Transport, including the audited annual accounts for the consecutive financial years ending 31 December 1999 through 31 December 2004 and the unaudited nine-month financial figures for the period ending 30 September 2005 as prepared for the purposes of the Proposed Transaction;

3. Reviewed certain publicly available business and financial information relating to Royal Dutch Shell, including the audited annual accounts for the consecutive financial years ending 31 December 2002 through 31 December 2004 and the unaudited nine-month financial figures for the period ending 30 September 2005;

4. Reviewed certain documents relating to the Proposed Transaction and the Unification Transaction, including among other things the pricing methodology approved by the Boards of Royal Dutch, Royal Dutch Shell and SPNV;

5. Participated in discussions with and reviewed information provided by management and employees of Royal Dutch Shell and Royal Dutch and their advisers with respect to matters ABN AMRO believed necessary or appropriate to its enquiry;

6. Reviewed the historical stock prices and trading volumes of the Royal Dutch Shell Shares, Royal Dutch Shares and Shell Transport shares;

7. Reviewed publicly available data regarding share buybacks of Royal Dutch Shell, Royal Dutch and Shell Transport;

8. Reviewed the financial terms of certain transactions ABN AMRO believes to be comparable to the Proposed Transaction;

9. Reviewed the legal review on the typical price determination in a squeeze-out procedure under Dutch law by the Court of Appeal in The Netherlands provided to Royal Dutch Shell by De Brauw Blackstone Westbroek, Dutch legal counsel to Royal Dutch, Royal Dutch Shell and SPNV, which was reviewed and concurred with by Freshfields Bruckhaus Deringer, Dutch legal counsel to ABN AMRO;

10. Reviewed publicly available data regarding the market practice of settlement of fractional entitlements; and

11. Performed such other financial reviews and analyses, as ABN AMRO, in its absolute discretion, deemed appropriate.
      ABN AMRO has assumed and relied upon, without independent verification (other than the legal review mentioned above), the truth, accuracy and completeness of the information, data, analysis and financial terms provided to it or used by it (including among other things the information, analysis and advice received by Royal Dutch Shell, Royal Dutch and SPNV from their respective advisors), has assumed that the same were not misleading and does not assume or accept any liability or responsibility for any independent verification of such information or any independent valuation or appraisal of any of the assets, operations or liabilities (other than the analysis of loan notes exchangeable into Royal Dutch Shell Class A Shares being offered in the Merger to eligible UK resident Minority Shareholders as an alternative to receiving the Merger Consideration (the “Loan Note Consideration”) for the purpose of preparing a separate opinion of ABN AMRO delivered to the Board of the Company on the date hereof) of the Company, SPNV, Shell Transport or Royal Dutch Shell nor has ABN AMRO been provided with such valuation or appraisal. No financial forecasts were provided to ABN AMRO for purposes of its analyses. In preparing this opinion, ABN AMRO has received specific confirmation from senior management of the Company that the assumptions specified in this letter are reasonable and no information has been withheld from ABN AMRO that could have influenced the purport of this opinion or the assumptions on which it is based.
      Further, ABN AMRO’s opinion is necessarily based on financial, economic, monetary, market and other conditions, including those in the securities and oil and gas markets, as in effect on, and the information made available to ABN AMRO or used by it up to, the date hereof. This opinion exclusively focuses on the fairness, from a financial point of view, of the Exchange Ratio and the Merger Consideration pursuant thereto to the Minority Shareholders who will receive the Merger Consideration and does not address any other issues such as the underlying business decision to merge Royal Dutch and SPNV or to recommend the Merger or to effect the Merger as opposed to any other transaction or procedure that would allow Royal Dutch Shell to acquire Royal Dutch Shares that it does not already own, or the commercial merits of any of the foregoing, the fairness of the Loan Note Consideration to eligible UK resident Minority Shareholders who elect to receive the Loan Note Consideration in lieu of the Merger Consideration or the prices or volumes at which the Royal Dutch Shell Shares or any other securities may trade following completion of the Proposed Transaction. Subsequent developments in the above mentioned conditions may affect this opinion and the assumptions made in preparing this opinion and ABN AMRO is not obliged to update, revise or reaffirm this opinion if such conditions change.
      In rendering this opinion, ABN AMRO has not provided legal, regulatory, tax, accounting or actuarial advice and accordingly ABN AMRO does not assume any responsibility or liability in respect thereof. ABN AMRO did not participate in negotiations with respect to the terms of the Implementation Agreement. Furthermore, ABN AMRO has assumed that the Proposed Transaction will be consummated on the terms and conditions as set out in the Implementation Agreement, without any material changes to, or waiver of, any of such terms or conditions, that a dividend in an amount equal to Euro 0.46 will be payable by the Company to the Royal Dutch Shareholders of record prior to the effective date of the Merger, and that the effective date of the Merger will be no later than 31 December 2005.
      The engagement of ABN AMRO, this letter and the opinion expressed herein are provided for the use of the Company’s Board in connection with its evaluation of the Proposed Transaction. This opinion does not in any way constitute a recommendation by ABN AMRO to any Royal Dutch Shareholders as to whether such holders should vote for or against the Merger, or whether any Minority Shareholder should receive the Merger Consideration or elect to receive the Loan Note Consideration, or how any Minority Shareholder should otherwise act in relation to the Proposed Transaction. This opinion does not constitute a statement or report pursuant to article 328 Book 2 of the Dutch Civil Code.
      ABN AMRO is acting as financial advisor to the Company in connection with the Proposed Transaction, and will receive fees for its services, including for rendering the opinion, which fees are contingent upon rendering the opinion. From time to time ABN AMRO and its affiliates may have also (i) maintained banking relationships with members of the Royal Dutch Shell group of companies, including overdraft facilities and intraday facilities related to cash management and project financing, (ii) provided investment banking services such as mergers and acquisitions advice and (iii) executed transactions, for their own account or for the accounts of customers, in the Royal Dutch Shares, the shares of Shell Transport, the Royal Dutch Shell Shares or debt securities in any of the foregoing and, accordingly, may at any time hold a long or short position in such securities. ABN AMRO is a holder of Royal Dutch Shell Shares, and provides financing facilities to the Company and Royal Dutch Shell. ABN AMRO is acting as the exchange agent in connection with the Merger.
      It is understood that this letter may not be relied upon by, nor be disclosed to, in whole or in part, any third party for any purpose whatsoever, without the prior written consent of ABN AMRO. Notwithstanding the foregoing, this letter (i) may be disclosed if required by or requested under applicable law or regulation and (ii) may be reproduced in full in the disclosure document relating to the Merger to be distributed to shareholders and in any filing to be made with the U.S. Securities and Exchange Commission, so long as this letter is reproduced in full in such disclosure document and filing and any description of or reference in such disclosure document or filing to ABN AMRO, the opinion or the related analysis is in a form reasonably acceptable to ABN AMRO and its counsel.
      This opinion is issued in the English language and reliance may only be placed on this opinion as issued in the English language. If any translations of this opinion are delivered they are provided only for ease of reference, have no legal effect and ABN AMRO makes no representation as to (and accepts no liability in respect of) the accuracy of any such translation.
      This letter and ABN AMRO’s obligations to the Board of Royal Dutch hereunder shall be governed by and construed in accordance with Dutch law and any claims or disputes arising out of, or in connection with, this letter shall be subject to the exclusive jurisdiction of the Dutch courts.
      Based upon and subject to the foregoing, ABN AMRO is of the opinion that, as at the date hereof, the Exchange Ratio and the Merger Consideration pursuant thereto are fair, from a financial point of view, to the Minority Shareholders who will receive the Merger Consideration in the Merger.
Yours sincerely,
/s/ ABN AMRO Bank N.V.
ABN AMRO Bank N.V.

ANNEX B

The Board N.V. Koninklijke Nederlandsche Petroleum Maatschappij (Royal Dutch Petroleum Company) Carel van Bylandtlaan 30 2596 HR The Hague The Netherlands	Corporate Finance ABN AMRO Bank N.V. Gustav Mahlerlaan 10 1082 PP Amsterdam Mailing address P.O. Box 283 1000 EA Amsterdam The Netherlands Telephone +31 20 628 93 93 Telex 11006 ABAM NL

Letter of opinion	31 October 2005
Dear Sirs,
      We understand that it is proposed that Royal Dutch Shell plc, a public company incorporated under the laws of England and Wales (“Royal Dutch Shell”) and N.V. Koninklijke Nederlandsche Petroleum Maatschappij (Royal Dutch Petroleum Company), a company incorporated under the laws of The Netherlands (the “Company” or “Royal Dutch”) implement an internal restructuring (the “Proposed Transaction”) and that as part of the restructuring, Royal Dutch would be merged (the “Merger”) into its subsidiary, Shell Petroleum N.V., a company incorporated under the laws of The Netherlands (“SPNV”). Pursuant to the terms of the Merger, as set out in the implementation agreement dated 31 October 2005 (the “Implementation Agreement”), we understand that the holders of ordinary shares, nominal value Euro 0.56 per share, in the capital of the Company (each a “Royal Dutch Share” and each beneficial owner of a Royal Dutch Share a “Royal Dutch Shareholder”) will be allotted one class A share, nominal value Euro 200,000,000, of SPNV for every 31,978,937 Royal Dutch Shares held, and, after the allotment of 105 class A shares, will be allotted one class B share, nominal value Euro 178,376,978, of SPNV for 28,521,530 Royal Dutch Shares held (the “Exchange Ratio”). As a consequence of the Exchange Ratio, the Royal Dutch Shareholders other than Royal Dutch Shell (the “Minority Shareholders”, and each, a “Minority Shareholder”) would only be entitled to a fractional entitlement and, as a function of Dutch law, they will be entitled, in lieu of such fractional entitlements, to receive Euro 52.21 (or the US dollar equivalent based on the noon buying rate for Euro in New York as announced by the Federal Reserve Bank of New York on the business day prior to the effective date of the Merger) per Royal Dutch Share in cash (the “Merger Consideration”). As an alternative to receiving the Merger Consideration, eligible UK resident Minority Shareholders will be offered the option to elect to receive a sterling-denominated exchangeable loan note (the “Loan Note”) with a sterling face amount (determined based on the Reuters 3000 Xtra euro sterling spot rate (calculated as the average of the bid and the ask quotations) determined at or about 11.00pm (London time) on the day prior to the effective date of the Merger) equal to the Merger Consideration (the “Loan Note Consideration”).
      The Board of the Company has asked for the opinion of ABN AMRO Bank N.V. (“ABN AMRO”) as to whether or not the value of the Loan Note Consideration, when issued, will be greater than the value of the Merger Consideration.
      For the purposes of providing its opinion, ABN AMRO has:

1. Reviewed the form of the Loan Note deed (the “Loan Note Deed”) included as an exhibit to the joint proposal which sets forth the terms of the Merger and which has been approved by each of the Boards of Royal Dutch and SPNV;
ABN AMRO Bank N.V., Established in Amsterdam
Register of Commerce Amsterdam no. 33002587
VAT no. NL 00 30 27 144 B01

2. Reviewed the Loan Note document and election forms which are being separately made available to eligible UK resident Minority Shareholders;

3. Reviewed certain other documents relating to both the unification transaction consummated on 20 July 2005 (as a result of which Royal Dutch Shell became the parent company of Royal Dutch) and the Proposed Transaction;

4. Participated in discussions with and reviewed information provided by Royal Dutch Shell, Royal Dutch and its advisers with respect to matters ABN AMRO believed necessary or appropriate to its enquiry; and

5. Performed such other financial reviews and analysis as ABN AMRO, in its absolute discretion, deemed appropriate.
      ABN AMRO has assumed that the Loan Notes will carry benefits and risks and be subject to the terms and conditions substantially as set out in the Loan Note Deed. ABN AMRO has also assumed, as per Royal Dutch Shell’s stated intention in the Loan Note document, that Royal Dutch Shell will exchange all of the Loan Notes for Royal Dutch Shell class A shares on the earliest possible exchange date, being 6 January 2006 (although ABN AMRO considered the effect of an exchange or redemption at a later date). ABN AMRO has assumed and relied upon, without independent verification, the truth, accuracy and completeness of the information, data, analysis and financial terms provided to it or used by it, has assumed that the same were not misleading and does not assume or accept any liability or responsibility for any independent verification of such information or any independent valuation or appraisal of the Loan Note Consideration nor was ABN AMRO provided with such valuation or appraisal. ABN AMRO has not performed any independent valuation or appraisal of any of the assets, operations or liabilities (other than the analysis of the Loan Note Consideration for the purposes of this letter) of the Company, SPNV, The Shell Transport and Trading Company Limited (previously known as The “Shell” Transport and Trading Company, p.l.c. and referred to herein as “Shell Transport”) or Royal Dutch Shell, nor has ABN AMRO been provided with such valuation or appraisal. In preparing this opinion, ABN AMRO received specific confirmation from senior management of the Company that the assumptions specified in this letter are reasonable and no information has been withheld from ABN AMRO that could have influenced the purport of this opinion or the assumptions on which it is based.
      Further, ABN AMRO’s opinion is necessarily based on financial, economic, monetary, market and other conditions, including those in the securities and oil and gas markets, as in effect on, and the information made available to it or used by it up to, the date hereof. This opinion exclusively focuses on whether or not the value of the Loan Note Consideration, when issued, will be greater than the value of the Merger Consideration, and does not address any other issues such as the fairness, from a financial point of view, of the Loan Note Consideration to the eligible UK resident Minority Shareholders who elect to receive the Loan Note Consideration in lieu of the Merger Consideration, or the underlying business decision to merge Royal Dutch and SPNV or to recommend the Merger or to effect the Merger as opposed to any other transaction or procedure that would allow Royal Dutch Shell to acquire Royal Dutch Shares that it does not already own, or the commercial merits of any of the foregoing or the prices or volumes at which the shares of Royal Dutch Shell or any other securities may trade following completion of the Proposed Transaction. Subsequent developments in the above mentioned conditions may affect this opinion and the assumptions made in preparing this opinion and ABN AMRO is not obligated to update, revise or reaffirm this opinion if such conditions change.
      In rendering this opinion, ABN AMRO has not provided legal, regulatory, tax, accounting or actuarial advice and accordingly ABN AMRO does not assume any responsibility or liability in respect thereof. ABN AMRO did not participate in negotiations with respect to the terms of the Implementation Agreement or the terms or conditions of the Loan Notes. ABN AMRO has assumed that the Proposed Transaction will be consummated on the terms and conditions as set out in the Implementation Agreement and that the Loan

Notes issued will be subject to the terms and conditions as set out in the Loan Note Deed, without any material changes to, or waiver of, any of those respective terms or conditions, that a dividend in an amount equal to Euro 0.46 will be payable by the Company to the Royal Dutch Shareholders of record prior to the effective date of the Merger, and that the effective date of the Merger will be no later than 31 December 2005. ABN AMRO has specifically not considered the individual tax situation of any of the Minority Shareholders, which may or may not make the election by any of these shareholders to receive Loan Notes more or less favourable to them.
      The engagement of ABN AMRO, this letter and the opinion expressed herein are provided for the use of the Company’s Board in connection with its evaluation of the Proposed Transaction. This opinion does not in any way constitute a recommendation by ABN AMRO to any Royal Dutch Shareholders as to whether such holders should vote for or against the Merger, whether any Minority Shareholder should receive the Merger Consideration or elect to receive the Loan Note Consideration, or how any Minority Shareholder should otherwise act in relation to the Proposed Transaction. This opinion does not constitute a statement or report pursuant to article 328 Book 2 of the Dutch Civil Code.
      ABN AMRO is acting as financial advisor to the Company in connection with the Proposed Transaction, and will receive fees for its services, including for rendering the opinion, which fees are contingent upon rendering the opinion. From time to time ABN AMRO and its affiliates may have also (i) maintained banking relationships with the members of the Royal Dutch Shell group of companies, including overdraft facilities and intraday facilities related to cash management and project financing, (ii) provided investment banking services such as mergers and acquisitions advice and (iii) executed transactions, for their own account or for the accounts of customers, in the Royal Dutch Shares, the shares of Shell Transport, the shares of Royal Dutch Shell or debt securities in any of the foregoing and, accordingly, may at any time hold a long or short position in such securities. ABN AMRO is a holder of Royal Dutch Shell shares, and provides financing facilities to the Company and Royal Dutch Shell. ABN AMRO is acting as the exchange agent in connection with the Merger.
      It is understood that this letter may not be relied upon by, nor be disclosed to, in whole or in part, any third party for any purpose whatsoever, without the prior written consent of ABN AMRO. Notwithstanding the foregoing, this letter (i) may be disclosed if required by or requested under applicable law or regulation and (ii) may be reproduced in full in the disclosure document relating to the Merger to be distributed to shareholders and in any filing to be made with the U.S. Securities and Exchange Commission, so long as this letter is reproduced in full in such disclosure document and filing and any description of or reference in such disclosure document or filing to ABN AMRO, the opinion or the related analysis is in a form reasonably acceptable to ABN AMRO and its counsel.
      This opinion is issued in the English language and reliance may only be placed on this opinion as issued in the English language. If any translations of this opinion are delivered they are provided only for ease of reference, have no legal effect and ABN AMRO makes no representation as to (and accepts no liability in respect of) the accuracy of any such translation.
      This letter and ABN AMRO’s obligations to the Board hereunder shall be governed by and construed in accordance with Dutch law and any claims or disputes arising out of, or in connection with, this letter shall be subject to the exclusive jurisdiction of the Dutch Courts.

      Based upon and subject to the foregoing, ABN AMRO is of the opinion that the value of the Loan Note Consideration, when issued, will not be greater than the value of the Merger Consideration.
Yours sincerely,
/s/ ABN AMRO Bank N.V.
ABN AMRO Bank N.V.

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